Community Bancorp Inc.


P/E Ratio
Book Value

2004 Annual Report

Net Income
(in thousands)


$9,000
$7,000
$5,000
$3,000
$1,000
$1,001
$1,102
$3,006
$5,896
$8,366
00
01
02
03
04

Earnings Per Diluted Share
(in dollars)


$1.80
$1.40
$1.00
$0.60
$0.20
$0.35
$.035
$0.84
$1.42
$1.71
00
01
02
03
04

Return on Average Assets
(percent)


1.80%
1.40%
1.00%
0.60%
0.20%
0.43%
0.34%
0.77%
1.34%
1.55%
00
01
02
03
04

Total Assets
(in thousands)


$7,000
$5,000
$3,000
$1,000
$281
$370
$416
$477
$642
00
01
02
03
04

Total Gross Loans
(in thousands)


$600
$400
$200
$0
$247
$308
$345
$402
$544
00
01
02
03
04

Total Deposits
(in thousands)


$600
$400
$200
$0
$253
$333
$364
$393
$550
00
01
02
03
04

Community Bancorp Inc.

Community Bancorp Inc. is a bank holding company with $642 million in assets as of December 31, 2004, with a wholly owned banking subsidiary, Community National Bank, headquartered in Escondido, California. The bank's primary focus is community banking, providing a full range of commercial banking services including commercial, real estate and SBA loans to small and medium sized businesses. The bank serves San Diego County and southwest Riverside County with ten retail banking offices in Bonsall, El Cajon, Encinitas, Escondido, Fallbrook, La Mesa, Murrieta, Santee, Temecula, and Vista, and has additional SBA loan production offices that originate loans in California, Arizona, Nevada, and Oregon.

Branch Locations


Murrieta
Temecula
Fallbrook
Bonsall
Vista
Escondido
Encinitas
Santee
El Cajon
La Mesa



Return on Average Tangible Equity
(percent)


25.00%
20.00%
15.00%
10.00%
5.00%
0%
8.62%
7.79%
16.00%
21.34%
20.11%
00
01
02
03
04

Efficiency Ratio
(percent)


85.0%
75.0%
65.0%
55.0%
81.3%
78.6%
70.3%
60.8%
60.1%
00
01
02
03
04

Net Interest Margin
(percent)


5.60%
5.20%
4.80%
4.40%
4.00%
5.20%
4.18%
4.40%
5.00%
5.40%
00
01
02
03
04

Selected Highlights

(In thousands, except per share data)	*2004*	*2003*
Net Income	$ 8,366	$ 5,896
Return on Average Assets	1.55%	1.34%
Return on Average Tangible Equity	20.11%	21.34%
Net Interest Margin	5.40%	5.00%
Efficiency Ratio	60.08%	60.81%
Diluted Earnings Per Share	$ 1.71	$ 1.42
Total Assets	$641,606	$476,698

CMBC Price Volume


$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
70,000
60,000
50,000
40,000
30,000
20,000
10,000
00
01
02
03
04
— Close — Volume

Indexed Stock Price


600
500
400
300
200
100
00
01
02
03
04
—S&P 500 — Nasdaq US Nasdaq Bank Stocks — CMBC

Letter To Stockholders:

The Board and management team of Community Bancorp Inc. achieved our three primary objectives for 2004: growth in earnings, growth in shareholder value, and growth in business operations.

In regard to earnings, net income reached a record $8.4 million in 2004, compared to $5.9 million in 2003, a 42 % increase. Earnings per diluted share (EPS) for the year also rose sharply, rising 20 % to $1.71.

Shareholder value also showed exceptional growth. The value of our common stock increased from $19.61 per share on January 1, 2004 to $30.00 per share on December 31, a gain of 53%.

Our business operations were also expanded and strengthened by the acquisition of Cuyamaca Bank N.A. on October 1, and the opening of a new branch in Murrieta on October 4, 2004. Cuyamaca brought us four offices and gave us a strong presence in east San Diego County. We began the year with five full service branches and ended it with ten, all located in some of the fastest growing communities in southern California.

When measured by any number of ratios, we are now among the highest performing publicly traded banking institutions in the country. The Company's return on average tangible equity and return on average assets were 20.11% and 1.55% respectively for 2004. Both of these ratios are well above industry averages. Balance sheet growth was also much higher than average with total gross loans increasing 35% to $544 million at year end, and total deposits increasing 40% to $550 million. Despite this rapid growth, loan quality remained exceptionally strong with non-performing loans net of government guarantees totaling only $2.1 million or 0.39% of gross loans at December 31, 2004. Net charge offs for the year were only $34,000, a miniscule 0.01% of average loans outstanding. As a direct result of our continuing efforts to generate high quality assets and low cost core deposits, our net interest margin increased to a solid 5.40% for the year 2004, up from 5.00% for the prior year.

In addition to strengthening the franchise, the Cuyamaca Bank transaction allowed us to add two unusually well qualified Directors to the Company's Board. Thomas A. Page and M. Faye Wilson have both had highly accomplished business careers and bring a great deal of strength and experience to our Company.

Our management team faced two major challenges in 2004 beyond those normally associated with running a fast growing company. The first was the acquisition of Cuyamaca Bank which was successfully completed in only 95 days from the date of announcement. The second involved insuring our internal control systems met the requirements of the new Sarbanes Oxley Act (SOX) which placed severe demands on our human and financial resources. We are especially pleased that we were able to meet this challenge and absorb the increased expenses associated with SOX, while still producing record earnings and an improved efficiency ratio.





In February 2004, we announced a $0.05 per share quarterly cash dividend to reward our shareholders for their support and confidence. We were pleased to double our first quarter 2005 dividend payout rate to $0.10 per share.

We are very proud of our results for 2004, and are continuing to focus on strengthening our earnings and franchise. We appreciate your support, your referrals and your confidence in Community Bancorp.

Sincerely,

Gary W. Deems
Chairman of the Board

Michael J. Perdue
President and CEO

Performance

"Community National Bank is among the highest performing publicly traded small-cap banking franchises in the country when measured by return on assets, return on equity, efficiency, loan growth, earnings growth and asset quality."

Sandler O'Neill & Partners, L.P. Equity Research Company Note dated July 7, 2004.

Commitment

We are committed to providing our customers with competitive products and services, committed to providing our stockholders with enhanced value of their investment, and committed to providing our employees with ample opportunities for personal and professional growth.

Customer

We are dedicated to building customer loyalty through customer satisfaction. And customer satisfaction comes from offering products and services at a fair price and delivering them with superior customer service.

Service

Exceptional customer service—achieved through timeliness, accuracy, and trust and delivered by knowledgeable, experienced and courteous bankers—allows us to continue to meet the diverse financial needs of all our customers.

Community

Community National Bank actively participates in all the communities we serve. We support the people, the businesses, and the economic, charitable and service organizations that create strong, vibrant communities where we all can prosper.


Assets
Performance
Return on
(ttm)

"Community National Bank is among the highest performing publicly traded small-cap banking franchises in the country when measured by return on assets, return on equity, efficiency, loan growth, earnings growth and asset quality."

Sandler O'Neill & Partners, L.P. Equity Research Company Note dated July 7, 2004.

In 2003 our operating results placed us among the highest performing institutions in our peer group. Our primary goal for 2004 was to sustain and improve our standing as an industry leader. To accomplish this, we continued to generate high quality assets, lowered our cost of funds, and expanded our footprint into neighboring communities with robust economies. As a result, the price of Community Bancorp Inc. stock rose 53% in 2004, to $30.00 at year-end, outperforming the Standard & Poor's 500 and NASDAQ US indices, which increased 11% and 9% respectively in the same time period.

Our strategy for 2005 is to stay the course—enhance profitability, maintain superior credit quality and expand the community banking franchise through organic growth, de novo branch expansion or strategic acquisitions. We will continue to capitalize on our expanded footprint in San Diego and Riverside counties, which both rank among the ten fastest growing counties in the United States, according to the most recent U. S. Census Bureau data.

In order to reward our stockholders' continued confidence and support and as a testament to the soundness of our corporate strategies, on February 1, 2005, the Company announced a 100% increase of its 1st quarter 2005 common stock cash dividend to $0.10.

We are committed to providing our customers with competitive products and services, committed to providing our stockholders with enhanced value of their investment, and committed to providing our employees with ample opportunities for personal and professional growth.

We must be committed the best interests of customers and employees if we are to maximize the benefits to our stockholders. Many of our accomplishments this year provided proof of our commitment by adding convenience, security, privacy and savings for our customers and our employees.

In 2004, electronic payments topped check payments for the first time, according to a study by the Federal Reserve Board. We believe we should encourage the trend and consequently, we eliminated our monthly internet bill payment fee and introduced the viewing of statement images online through our eCom and eCorp internet banking services. We also purchased and installed WebConnect so that our customers can easily download and access information from the newest versions of Quicken money management software.

In addition, we converted our ATM and Visa Debit card processing system to a real time environment giving our customers the added convenience of instantaneous updates to their account balances. These actions not only enhanced customer access to their accounts but also freed up our employee's time to better serve our customers.





We are dedicated to building customer loyalty through customer satisfaction. And customer satisfaction comes from offering products and services at a fair price and delivering them with superior customer service.

During the year, we added many new products and services to better meet our customers' financial needs. For example, we expanded our consumer checking account product line with the introduction of Free Checking and VIP Checking. The Free Checking account allows us to satisfy those consumers looking for a low cost checking plan while the VIP Checking account rewards our premier customers with many additional complimentary benefits and services.

For our business clients, we expanded our product line to include full service credit card processing services and a privately labeled MasterCard Business Card to help them better manage their growing businesses.

With our Certificate of Deposit Account Registry Service, or CDARs, we can now offer individuals and businesses who maintain large deposit balances the safety of full FDIC coverage on deposits of up to $10 million at a competitive interest rate, as well as the convenience of dealing with only one bank.

In 2005, we will continue to analyze the needs and desires our customers, and to deliver the products and services that meet their changing financial needs.

Exceptional customer service — achieved through timeliness, accuracy, and trust and delivered by knowledgeable, experienced and courteous bankers — allows us to continue to meet the diverse financial needs of all our customers.

Service is what separates us from the big banks and is a major foundation of our success. We are committed to helping our clients succeed and grow by offering a level of service that matches or exceeds their expectations. That means we always answer the phone in three rings, always return phone calls promptly, always greet customers entering one of our offices by name, and always offer competitive products and services.

We try to make doing business with us as easy as possible. Customers have the option of doing business when they want, in the way they prefer: in the branch, over the phone with a customer service representative, using PAL (our automated telephone banking system), over the internet with our eCom or eCorp, or by mail.

We understand that accuracy, timeliness, and ease of use are essential to satisfy the demands of our clients. We also understand that both technology and manpower determine the quality of our client's experience with us. And we are fully committed to offering the best products and services, along with the highest levels of reliability, accuracy, responsiveness, and confidentiality.



DOLLARS
Enter



Community National Bank actively participates in all the communities we serve. We support the people, the businesses, and the economic, charitable and service organizations that create strong, vibrant communities where we all can prosper.

Community National Bank was founded on the concept of community. To support this concept, each year we donate time, talent, and financial resources to the communities we serve. Our contributions focus primarily on young people and their educational, physical, social, and cultural needs because they represent the foundation for the future.

In 2004 we made major donations to the four Boys and Girls Club organizations that serve the communities we operate in—Greater San Diego, North San Diego County, East San Diego County, and Southwest Riverside County. In 2005, we have made a significant contribution for the new facility being built for the Boys and Girls Club of East County. This state-of-the art facility will provide a safe place where children, especially those from disadvantaged backgrounds, can learn and play under the direction of professionally trained leadership.

Other educational efforts that we supported in 2004 include the Student of the Month programs in several of our communities, the Palomar College Foundation, the Children's Center of the Inland Counties, the East County YMCA and the Cameron Family YMCA. We also extended support to a variety of music, arts, sports, civic, and cultural organizations in each of our communities. From local festivals to high school sports, we support a diverse range of opportunities to prepare today's youth for the important role they will play in our future.

Selected Consolidated Financial Data

The selected financial information in the table below as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 is derived from our audited consolidated financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or for the Years Ended December 31,				
(dollars in thousands, except per share data)	*2004*	*2003*	*2002*	*2001*	*2000*
Consolidated Statements of Earnings Data:					
Interest income	$ 32,631	$ 26,786	$ 24,815	$ 25,205	$ 21,176
Interest expense	5,664	6,170	8,695	12,481	9,806
Net interest income	26,967	20,616	16,120	12,724	11,370
Provision for loan losses	1,176	1,639	1,561	1,470	965
Net interest income after provision for loan losses	25,791	18,977	14,559	11,254	10,405
Other operating income	9,660	7,691	6,501	2,946	2,178
Other operating expense	22,089	17,177	15,921	12,315	10,930
Income before income tax provision	13,362	9,491	5,139	1,885	1,653
Income tax provision	4,996	3,595	2,133	783	652
Net income	$ 8,366	$ 5,896	$ 3,006	$ 1,102	$ 1,001
Net income per share - basic	$ 1.83	$ 1.51	$ 0.86	$ 0.36	$ 0.36
Net income per share - diluted	$ 1.71	$ 1.42	$ 0.84	$ 0.35	$ 0.35
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 14,842	$ 17,940	$ 11,814	$ 10,856	$ 6,833
Federal funds sold	$ 9,565	$ 17,925	$ 9,690	$ 28,090	$ 10,997
Investments and other securities	$ 36,727	$ 27,096	$ 39,029	$ 12,287	$ 8,034
Loans, net of fees, costs, discounts, and reserves	$532,012	$394,212	$339,471	$350,686	$245,437
Total assets	$641,606	$476,698	$415,698	$370,223	$280,696
Total deposits	$549,766	$393,126	$363,952	$333,334	$252,697
Long term debt	$ 17,640	$ 14,697	$ 10,004	$ 10,000	$ 10,000
Total stockholders' equity	$ 63,118	$ 37,081	$ 20,573	$ 16,501	$ 12,236
Other Financial Data:					
Dividends per common share	$ 0.20	$ —	$ —	$ —	$ —
Tangible book value per share (adjusted for stock dividends)	$ 8.85	$ 8.50	$ 5.81	$ 4.75	$ 4.16
Stockholders' equity to assets	9.84%	7.78%	4.95%	4.46%	4.36%
Return on average assets	1.55%	1.34%	0.77%	0.34%	0.43%
Return on average equity	18.84%	21.34%	16.00%	7.79%	8.62%
Return on average tangible equity	20.11%	21.34%	16.00%	7.79%	8.62%
Net interest margin	5.40%	5.00%	4.40%	4.18%	5.20%
Efficiency ratio	60.08%	60.81%	70.25%	78.59%	81.32%
Credit Quality Data:					
Non-accrual loans to total gross loans	0.74%	0.24%	0.65%	1.03%	0.02%
Non-performing assets to total assets	0.63%	0.30%	0.54%	1.38%	0.02%
Loan loss allowances to total gross loans	1.38%	1.30%	1.14%	0.90%	0.80%
Loan loss allowances to loans held for investment	1.71%	1.58%	1.36%	1.03%	0.85%
Loan loss allowances to non-accrual loans	186.44%	542.14%	175.02%	88.00%	3488.00%
Net loan losses to average loans	0.01%	0.09%	0.16%	0.23%	0.03%
Credit Quality Data (net of gov't guarantees):					
Non-accrual loans to total gross loans	0.39%	0.07%	0.19%	0.37%	0.01%
Non-performing assets to total assets	0.33%	0.15%	0.16%	0.82%	0.01%
Loan loss allowance to total gross loans	1.38%	1.30%	1.26%	1.07%	0.94%
Loan loss allowance to non-accrual loans	351.99%	1922.51%	606.00%	245.00%	5373.00%

Forward-Looking Information

Certain statements contained in this Report and in the Company's Form 10-K ("Report"), including, without limitation, statements containing the words "believes", "anticipates", "intends", "expects", and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which we operate, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital and liquidity to fund the expansion of our business, economic, political and global changes arising from the war on terrorism, the conflict with Iraq and its aftermath, and other factors referenced in this Report, including in "Item 1. Business - Factors That May Affect Future Results of Operations," as contained in the 10-K. When relying on forward-looking statements to make decisions with respect to our Company, investors and others are cautioned to consider these and other risks and uncertainties. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and footnotes to the consolidated financial statements included in this Report.

Executive Overview: Key Factors in Evaluating Financial Condition and Operating Performance

We are a Southern California-based bank holding company for Community National Bank. We provide traditional commercial banking services to small and medium-sized businesses and individuals in the communities along the I-15 corridor in San Diego County and southwest Riverside County. San Diego and Riverside Counties, according to U.S. census data, were among the top ten fastest growing counties in the United States measured by numerical population growth from April 1, 2000 to July 1, 2004.

As a publicly traded community bank holding company, we focus on several key factors including:

- Return to our stockholders
- Return on average assets
- Development of core revenue streams, including net interest income and non-interest income
- Asset quality
- Asset growth
- Operating efficiency

Our results for 2004 were materially impacted when we acquired all of the assets and assumed the liabilities of Cuyamaca Bank, N.A. (OTCBB:CUYA), a commercial bank, which had total assets of $115.5 million, total loans of $88.8 million and total deposits of $102.0 million. Under the terms of the Merger Agreement, which became effective October 1, 2004, shareholders of Cuyamaca Bank common stock had the choice to receive cash, shares of Community or a combination up to a maximum of 70% of the total consideration being in Community shares. The transaction is valued at $26.6 million, or $25.56 per share, including the fair value of options outstanding (the exchange ratio for stock consideration is 1.0439 shares of Community common stock for each Cuyamaca share). The total consideration was paid in 678,939 shares of CMBC stock and $7.4 million in cash, in accordance with the provisions of the Merger Agreement. Our discussion and analysis of 2004 should be read from the standpoint of the impact of the Cuyamaca transaction on our financial condition and operating performance.

Return to Our Stockholders

Our return to our stockholders is measured in the form of return on average tangible equity ("ROTE"), which is total equity less goodwill, and the potential valuation of the stock price relative to our returns and earnings per share. Our ROTE for the year ended December 31, 2004 was 20.11% compared to 21.34% and 16.00% for the years ended December 31, 2003 and 2002, respectively. Earnings per basic share increased to $1.83 for the year ended December 31, 2004 compared to $1.51 and $0.86 for the years ended December 31, 2003 and 2002, respectively. Earnings per diluted share increased to $1.71 for the year ended December 31, 2004 compared to $1.42 and $0.84 for the years ended December 31, 2003 and 2002, respectively. The increase in EPS is due to the increase in net income, and was partially offset by the increase in average shares outstanding as a result of the common equity offering during the third quarter of 2003 and the merger with Cuyamaca Bank in the fourth quarter of 2004. The decrease of ROTE is due to the increase in average equity as a result of the common equity offering during the third quarter of 2003.

We also initiated a $0.05 per share quarterly cash dividend during the first quarter of 2004, which totaled $0.20 for the year ended December 31, 2004. In January 2005, we declared a $0.10 per share cash dividend, which is payable on March 31, 2005 to stockholders of record on March 15, 2005.

Return on Average Assets

Our return on average assets ("ROA") is a measure we use to compare our performance with other banks and bank holding companies. Our ROA for the year ended December 31, 2004 was 1.55% compared to 1.34% and 0.77% for the years ended December 31, 2003 and 2002, respectively. The increase in ROA is due to the increase in net income relative to our increase in average assets.

Development of Core Revenue Streams

Over the past several years, we have focused on not only improving net income, but improving the consistency of our revenue streams in order to create more estimable future earnings and reduce the effect of changes in our operating environment on our net income. Specifically, we have focused on net interest income through a variety of processes including increases in average interest earning assets as a result of loan generation and retention and improved net interest margin by focusing on core deposit growth and the use of interest rate floors on new loans being originated. As a result, our net interest income before provision for loan losses increased to $27.0 million for the year ended December 31, 2004 compared to $20.6 million and $16.1 million for the years ended December 31, 2003 and 2002, respectively. Our net interest margin has also improved to 5.40% for the year ended December 31, 2004 compared to 5.00% and 4.40% for the years ended December 31, 2003 and 2002, respectively.

We have also improved our non-interest income. Non-interest income for the year ended December 31, 2004 was $9.7 million compared to $7.7 million and $6.5 million for the years ended December 31, 2003 and 2002, respectively. The increase was due to an increase in loan sales in 2004 to $84.6 million as compared to $74.4 million in 2003. As a result, the gain on sale increased to $6.7 million for the year ended December 31, 2004 as compared to $5.2 million for 2003. As a percentage of total revenue (net interest income before provision plus non-interest income), our gain on sale of loans remained stable at 18.2% in 2004 and 2003.

While we consider gain on sale of loans a part of our core revenue stream, it is subject to changes in the environment in which we operate, including the effects of government regulation. Specifically, changes in the funding of the SBA 7a program on an annual basis can lead to temporary halts in the program itself and fundamental changes in the structure of the program. See "Item 1. Business – Factors That May Affect Future Results of Operations - Legislative and regulatory developments related to SBA lending may adversely affect our revenue" which may be found in our 10-K.

Asset Quality

For all banks and bank holding companies, asset quality has a significant impact on the overall financial condition and results of operations. Asset quality is measured in terms of percentage of total loans, total assets, and is a key element in estimating the future performance of a company. Total non-performing loans increased to $4.0 million as of December 31, 2004 compared to $961,000 as of December 31, 2003. Non-performing loans as a percentage of gross loans increased to 0.74% as of December 31, 2004 compared to 0.24% as of December 31, 2003. Net of government guarantees, non-performing loans totaled $2.1 million, or 0.39% of total gross loans, as of December 31, 2004 compared to $271,000, or 0.07% of total gross loans, as of December 31, 2003. Non-performing assets increased to $4.0 million as of December 31, 2004 compared to $1.4 million as of December 31, 2003. Net of government guarantees, non-performing assets as a percent of total assets were 0.33% as of December 31, 2004 compared to 0.15% as of December 31, 2003. Net loan charge offs to average net loans totaled 0.01% for the year ended December 31, 2004 compared to 0.09% for the year ended December 31, 2003. The increase in non-performing loans from December 31, 2003 to December 31, 2004 primarily resulted from three loans, a $292,000 SBA 7a loan, a $926,000 SBA 7a loan and a $1.2 million commercial construction loan, all of which became past due more than 90 days during the third quarter of 2004.

Asset Growth

As revenues from both net interest income and non-interest income are a function of asset size, the continued growth in assets has a direct impact in increasing net income and therefore ROE and ROA. The majority of our assets are loans, and the majority of our liabilities are deposits, and therefore the ability to generate loans and deposits are fundamental to our asset growth. Total assets increased 34.6% to $641.6 million as of December 31, 2004 compared to $476.7 million as of December 31, 2003 and were $415.7 million as of December 31, 2002.

Net loans increased 35.0% to $532.0 million as of December 31, 2004 compared to $394.2 million as of December 31, 2003 and $339.5 million as of December 31, 2002. Total loans originated were $420.6 million for the year ended December 31, 2004 compared to $320.8 million and $309.1 million for the years ended December 31, 2003 and 2002, respectively.

Deposits were $549.8 million as of December 31, 2004, an increase of 39.8%, compared to $393.1 million as of December 31, 2003. Retail deposits increased 46.6% to $489.2 million, compared to $333.6 million last year. Non-interest bearing deposits increased 61.3% to $110.8 million as of the end of the year, compared to $68.7 million a year earlier.

We acquired Cuyamaca Bank, N.A. effective October 1, 2004, which had total assets of $115.5 million, total loans of $88.8 million and total deposits of $102.0 million.

Operating Efficiency

Operating efficiency is the measure of how efficiently earnings before tax provisions are generated as a percentage of revenue. Our efficiency ratio (operating expenses divided by net interest income plus non-interest income) improved to 60.08% for the year ended December 31, 2004 compared to 60.81% and 70.25% for the years ended December 31, 2003 and 2002, respectively. The improvement in the efficiency ratio is due to the increase in revenues exceeding the increase in operating expenses. Net interest income before provision plus non-interest income increased 29.4% to $36.6 million for the year ended December 31, 2004, while other operating expenses increased 28.6% to $22.1 million for the same period. The operating expenses, and therefore the efficiency ratio, were impacted by the cost of compliance with the Sarbanes Oxley Act of 2002 ("SOX") which totaled $1.5 million in 2004. Management expects that theses expenses will be significantly reduced in 2005 and beyond.

Critical Accounting Policies and Estimates

This "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this Report, are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of the servicing assets and interest-only strips and the valuation of repossessed assets. Actual results could differ from those estimates.

Allowance for Loan Losses. An allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience and current economic conditions, which may affect the borrowers' ability to pay, guarantees by government agencies and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Changes in these factors and conditions may cause management's estimate of the allowance to increase or decrease and result in adjustments to our provision for loan losses.

In determining the appropriate level of the allowance for loan losses, our management and Directors' Loan Committee initially identifies all classified, restructured or non-performing loans and assesses each loan for impairment, as well as any government guarantees on these loans, which in general do not require an allowance for loan loss. Loans are considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan agreement. If the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to the reserve for loan losses. We measure an impaired loan by using the fair value of the collateral if the loan is collateral-dependent and the present value of the expected future cash flows discounted at the loan's effective interest rate if the loan is not collateral-dependent.

After the specific allowances for loans are allocated, the remaining loans are pooled based on collateral type. A range of potential losses is determined using an eight quarter historical analysis by pool based on the relative carrying value at the time of charge off. In addition, our management and Directors' Loan Committee establish reserve levels for each pool based upon loan type as well as market condition for the underlying collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of loans outstanding. All non-specific reserves are allocated to each of these pools.

The reserve for losses on commitments to extend credit is determined based on the historical losses on the underlying collateral of the commitment. The majority of these commitments are on construction loans. Our management and Directors' Loan Committee also establishes a reserve for each pool based upon loan type as well as market conditions for the underlying real estate or other collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit.

Changes in the financial condition of individual borrowers, in economic conditions, in loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Servicing Assets and Interest-only Strips. In accordance with FAS 140, the Company recognizes a servicing asset or liability at the time a loan is sold and the Company retains the servicing, based on the present value of the estimated future cash flows. The servicing asset is amortized proportionately over the period based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the servicing rights. Projected net servicing income is determined on the basis of the estimated future balance of the underlying loan portfolio which decreases over time from scheduled loan amortization and prepayments. The Company estimates future prepayment rates based on relevant characteristics of the servicing portfolio, such as loan types, original terms to maturity and recent prepayment speeds, as well as current interest rate levels, market forecasts and other economic conditions.

We periodically evaluate servicing assets for impairment. For purposes of measuring impairment, the rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing asset for a stratum exceeds its fair value. In estimating fair values at December 31, 2004, we utilized a weighted average prepayment assumption of approximately 8.53% and a discount rate of 10.00%. In estimating fair values at December 31, 2003, we utilized a weighted average prepayment assumption of approximately 7.37% and a discount rate of 10.00%.

Rights to future interest income from serviced loans that exceed contractually specified servicing fees are classified as interest-only strips. The interest-only strips are accounted for as trading securities and recorded at fair value with any unrealized gains or losses recorded in earnings in the period of change of fair value. Unrealized gains or losses on interest-only strips were not material during the years ended December 31, 2004 and 2003. At December 31, 2004, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 8.53% and a discount rate of 10.00%. At December 31, 2003, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 7.37% and a discount rate of 10.00%.

Changes in these assumptions and economic factors may result in increases or decreases in the valuation of our servicing assets and interest-only strips.

Real Estate Owned and Repossessed Assets. Real estate or other assets acquired through foreclosure or deed-in-lieu of foreclosure or repossession are initially recorded at the lower of cost or fair value less estimated costs to sell through a charge to the allowance for estimated loan losses. Subsequent declines in value are charged to operations. There were no OREOs acquired through foreclosure as of December 31, 2004 and 2003. As of December 31, 2004, there were no OREOs acquired through repossession. As of December 31, 2003, there were $458,000 of assets acquired through repossession.

Goodwill and Other Intangibles. Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the Goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including Goodwill. If the fair value of the reporting unit exceeds its carrying amount, Goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's Goodwill (as defined in SFAS No. 142, *Goodwill and Other Intangible Assets*) with the carrying amount of that Goodwill. An impairment loss is recorded to the extent that the carrying amount of Goodwill exceeds its implied fair value.

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2004, goodwill included on the Consolidated Balance Sheet consists of core deposit intangibles that are amortized using an estimated life of 8.5 years.

Results of Operations

Net Income

Net income increased to $8.4 million for the year ended December 31, 2004 compared to $5.9 million and $3.0 million for the years ended December 31, 2003 and 2002, respectively. Net income increased as a result of the increase in net interest income, non-interest income and decrease in provision for loan losses, partially offset by the increase in other operating expenses.

Net interest income increased due to an increase in average interest earning assets and an expanding net interest margin. Non-interest income increased primarily due to an increase in the net gain on sale of loans. Other operating expenses increased as a result of our expansion and increased loan production.

Net Interest Income

Net interest income is the most significant component of our consolidated income from operations. Net interest income is the difference (the "interest rate spread") between the gross interest and fees earned on the loan and investment portfolios and the interest paid on deposits and other borrowings. Net interest income depends on the volume of, and interest rate earned on, interest earning assets and the volume of, and interest rate paid on, interest bearing liabilities. Although the prime rate increased to 5.00% from 4.00% in 2004, our loan portfolio experienced a 5 basis point decrease in average yield due to the impact of floors used in the past several years. As of December 31, 2003, 55.3% of our variable rate portfolio was at its floor and required a 129 basis point increase in prime before this group of loans would experience an increase in average yield. As of December 31, 2004, only 32.3% of our variable rate portfolio was at its floor and would require a 20 basis point increase in prime before this group of loans would experience an increase in average yield.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Cont.)

The following table sets forth a summary of average balances with corresponding interest income and interest expense as well as average yield and cost information for the periods presented. Average balances are derived from daily balances, and non-accrual loans are included as interest bearing loans for the purpose of this table.

	2004			2003			2002		
(dollars in thousands)	Average Balance	Interest Earned/Paid	Average Rate/Yield	Average Balance	Interest Earned/Paid	Average Rate/Yield	Average Balance	Interest Earned/Paid	Average Rate/Yield
Average assets:									
Securities and time deposits at other banks	$ 25,687	$ 1,008	3.92%	$ 29,749	$ 1,063	3.57%	$ 25,417	$ 1,226	4.82%
Fed funds sold	16,713	240	1.44%	13,749	143	1.04%	16,286	267	1.64%
Loans:									
Commercial	24,557	1,549	6.31%	19,708	1,198	6.08%	14,852	906	6.10%
Real Estate	396,386	27,194	6.86%	314,613	21,794	6.93%	276,293	19,698	7.13%
Aircraft	29,649	2,071	6.99%	29,581	2,182	7.38%	26,372	2,155	8.17%
Consumer	5,755	569	9.90%	5,154	406	7.88%	7,110	563	7.92%
Total loans	456,347	31,383	6.88%	369,056	25,580	6.93%	324,627	23,322	7.18%
Total earning assets	498,747	32,631	6.54%	412,554	26,786	6.49%	366,330	24,815	6.77%
Non earning assets	40,582			28,564			25,704		
Total average assets	$539,329			$441,118			$392,034		
Average liabilities and stockholders' equity:									
Interest bearing deposits:									
Savings and interest bearing accounts	$138,514	681	0.49%	$104,457	746	0.71%	$ 92,204	890	0.97%
Time deposits	236,810	3,905	1.65%	210,518	4,354	2.07%	206,764	6,324	3.06%
Total interest bearing deposits	375,324	4,586	1.22%	314,975	5,100	1.62%	298,968	7,214	2.41%
Short term borrowing	9,400	116	1.23%	19,550	313	1.60%	14,161	384	2.71%
Long term debt [1]	15,420	962	6.24%	11,279	757	6.71%	10,000	1,097	10.97%
Total interest bearing liabilities	400,144	5,664	1.42%	345,804	6,170	1.78%	323,129	8,695	2.69%
Demand deposits	87,548			61,745			45,519		
Accrued expenses and other liabilities	7,226			5,935			4,594		
Net stockholders' equity	44,411			27,634			18,792		
Total average liabilities stockholders' equity	$539,329	$26,967		$441,118	$20,616		$392,034	$16,120	
Net interest spread			5.12%			4.71%			4.08%
Net interest margin			5.40%			5.00%			4.40%

(1) Long term debt shown net of the effect of the interest rate swap.

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to: (i) changes in volume (change in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) changes due to both rate and volume (change in rate multiplied by the change in average volume) are allocated to rate.

For the Years Ended December 31,	*2004 vs. 2003*			*2003 vs. 2002*		
(dollars in thousands)	*Volume*	*Rate*	*Total*	*Volume*	*Rate*	*Total*
Interest earning assets:						
Securities and time deposits at other banks	$ (159)	$ 104	$ (55)	$ 209	$ (372)	$ (163)
Federal funds sold	43	54	97	(42)	(82)	(124)
Loans:						
Commercial	306	45	351	(51)	(124)	(175)
Real Estate	5,619	(219)	5,400	3,270	(707)	2,563
Aircraft	5	(116)	(111)	262	(235)	27
Consumer	60	103	163	(155)	(2)	(157)
Total loans	5,990	(187)	5,803	3,326	(1,068)	2,258
Total earning assets	5,874	(29)	5,845	3,493	(1,522)	1,971
Interest bearing liabilities:						
Interest bearing deposits:						
Savings and interest bearing accounts	167	(232)	(65)	119	(263)	(144)
Time deposits	434	(883)	(449)	115	(2,085)	(1,970)
Total interest bearing deposits	601	(1,115)	(514)	234	(2,348)	(2,114)
Short term borrowing	(125)	(72)	(197)	146	(217)	(71)
Long term debt	258	(53)	205	140	(480)	(340)
Total interest bearing liabilities	734	(1,240)	(506)	520	(3,045)	(2,525)
Change in net interest income	$5,140	$1,211	$6,351	$2,973	$1,523	$4,496

Net interest income before provision for estimated loan losses for the year ended December 31, 2004 was $27.0 million compared to $20.6 million and $16.1 million for the years ended December 31, 2003 and 2002, respectively. The increase in 2004 was primarily due to the increase in the average interest earning assets, combined with an increase in the net interest margin. Average interest earning assets were $498.7 million with a net interest margin of 5.40% for the year ended December 31, 2004 compared to $412.6 million with a net interest margin of 5.00% for the year ended December 31, 2003 and $366.3 million with a net interest margin of 4.40% for the year ended December 31, 2002. The increase in net interest margin is the result of the decline in cost of liabilities in 2004 and an increase in yield on interest earning assets. The yield on interest earning assets increased 5 basis points to 6.54% for the year ended December 31, 2004, compared to 6.49% for the year ended December 31, 2003 and was 6.77% for the year ended December 31, 2002. The cost of liabilities declined 36 basis points to 1.42% for the year ended December 31, 2004 compared to 1.78% for the year ended December 31, 2003 and was 2.69% for the year ended December 31, 2002. For a discussion of the repricing of our assets and liabilities, see "Quantitative and Qualitative Disclosure about Market Risk."

Interest Income

Interest income for the year ended December 31, 2004 increased to $32.6 million, compared to $26.8 million and $24.8 million for the years ended December 31, 2003 and 2002, respectively. The increase was primarily due to an increase in the average balance of interest earning assets and an increase in the yield on those assets. Average interest earning assets increased to $498.7 million for the year ended December 31, 2004 compared to $412.6 million and $366.3 million for the years ended December 31, 2003 and 2002, respectively. The yield on interest earning assets increased to 6.54% for the year ended December 31, 2004 compared to 6.49% for the year ended December 31, 2003 and was 6.77% for the year ended December 31, 2002. The largest single component of interest earning assets was real estate loans receivable, which had an average balance of $396.4 million with a yield of 6.86% for the year ended December 31, 2004, compared to $314.6 million with a yield of 6.93% for the year ended December 31, 2003 and $276.3 million with a yield of 7.13% for the year ended December 31, 2002. The increase in the average balance of real estate loans receivable was attributable to the expansion of the Company as part of the Company's strategic plan combined with the acquisition of Cuyamaca Bank, N.A. during the fourth quarter of 2004. For a further discussion, see "Quantitative and Qualitative Disclosures about Market Risk."

Interest Expense

Interest expense for the year ended December 31, 2004 decreased to $5.7 million compared to $6.2 million and $8.7 million for the years ended December 31, 2003 and 2002, respectively. The decrease was due to the 36 basis point decrease in cost of liabilities, partially offset by an increase in average interest bearing liabilities. Average interest-bearing liabilities increased to $400.1 million with a cost of 1.42% for the year ended December 31, 2004 from $345.8 million with a cost of 1.78% for the year ended December 31, 2003 and were $323.1 million with a cost of 2.69% for the year ended December 31, 2002. The decrease in the average rate for 2004 when compared with 2003 and 2002 is due to the increase in average savings and interest bearing accounts relative to the increase in time deposits, a decrease in the cost of these deposits due to current market conditions and the effect of the interest rate swap hedging $10.0 million in long term debt. Average time deposits increased to $236.8 million with a cost of 1.65% for the year ended December 31, 2004 from $210.5 million with a cost of 2.07% for the year ended December 31, 2003 and were $206.8 million with a cost of 3.06% for the year ended December 31, 2002. The cost of average time deposits for 2004 declined when compared with 2003 and 2002 due to the decline in market interest rates and the subsequent repricing of CDs during this period.

Other average borrowings decreased to $24.8 million with a cost of 4.34% for the year ended December 31, 2004 compared to $30.8 million with a cost of 3.47% for the year ended December 31, 2003 and $24.2 million with a cost of 6.13% for the year ended December 31, 2002. We issued $10.0 million in fixed rate Long Term Debt Trust Preferred Securities in 2000. In December 2002, the Company entered into an interest rate swap agreement with a third party, which in effect changed the interest rate from an 11.0% fixed rate coupon to a six month floating rate that resets semi-annually at 5.455% over the six month LIBOR. As a result of the interest rate swap, the cost of the Trust Preferred Securities declined to 6.24% for the year ended December 31, 2004 compared to 6.71% and 10.97% for the years ended December 31, 2003 and 2002, respectively.

In addition to the decrease in cost of interest bearing deposits and other borrowings, the increase in non-interest bearing demand deposits has contributed significantly to the lowered cost of funds. Demand deposits increased 41.8% to an average $87.5 million for the year ended December 31, 2004 from $61.7 million for the year ended December 31, 2003. The cost of deposits, including demand deposits and interest bearing deposits, decreased to 0.99% for the year ended December 31, 2004 compared to 1.35% for the year ended December 31, 2003 and 2.09% for the year ended December 31, 2002. Average transaction accounts (including interest bearing checking, demand deposits, money market accounts and savings accounts), increased 36.0% to $226.1 million for the year ended December 31, 2004 compared to $166.2 million for the year ended December 31, 2003 and $137.7 million for the year ended December 31, 2002. The cost of funds, including interest bearing liabilities and demand deposits, was reduced 35 basis points to 1.16% for the year ended December 31, 2004 compared to 1.51% for the year ended December 31, 2003 and 2.36% for the year ended December 31, 2002. The increase in average transaction accounts (interest bearing checking, demand deposits, money market and savings accounts) in 2004 compared to 2003 and 2002 is partially the result of the acquisition of Cuyamaca Bank, N.A. during the fourth quarter of 2004.

Provision for Estimated Loan Losses

The provision for estimated loan losses decreased to $1.2 million for the year ended December 31, 2004 compared to $1.6 million for the year ended December 31, 2003. For further information, please see the "Loans" discussion in the "Financial Condition" portion of this section.

Other Operating Income

Other operating income represents non-interest types of revenue and is comprised of net gain on sale of loans, loan servicing fees, customer service charges and other fee income. Other operating income was $9.7 million for the year ended December 31, 2004 compared to $7.7 million for the year ended December 31, 2003 and was $6.5 million for the year ended December 31, 2002. The increase in other operating income for the year ended December 31, 2004 was due to an increase in gains on sale of loans, loan servicing fees, customer service charges and other fee income.

During the year ended December 31, 2004, net gain on sale of loans increased to $6.7 million compared to $5.2 million and $4.4 million for the years ended December 31, 2003 and 2002, respectively, due to an increase in loans sold. See "Financial Condition – Loans".

Loan servicing income totaled $829,000 for the year ended December 31, 2004 compared to $666,000 for the year ended December 31, 2003 and $687,000 for the year ended December 31, 2002 due to an increase in the amount of loans serviced for others as a result of the increase in loans sold.

Customer service charges increased to $831,000 for the year ended December 31, 2004 compared to $735,000 for the year ended December 31, 2003 and $614,000 for the year ended December 31, 2002 due to an increase in transaction accounts noted above.

Other fee income totaled $1.5 million for the year ended December 31, 2004 compared to $1.1 million for the year ended December 31, 2003 and $832,000 for the year ended December 31, 2002. Other fee income is composed of fees from the brokering of mortgage and SBA related loans, deposit related fees not included in customer service charges, loan fees from construction related lending, gains and losses on investments and interest only strips, and various other fees collected in the due course of business.

Other Operating Expenses

Other operating expenses are non-interest types of expenses and are incurred in our normal course of business. Salaries and employee benefits, occupancy, professional services, depreciation, data processing, office and other expenses are the major categories of other operating expenses. Other operating expenses increased to $22.1 million for the year ended December 31, 2004 compared to $17.2 million for the year ended December 31, 2003 and $15.9 million for the year ended December 31, 2002. Other operating expenses were adversely impacted by the cost of compliance with SOX, which totaled $1.5 million in 2004 compared to none in both 2003 and 2002. Management expects that these expenses will be significantly reduced in 2005 and beyond.

As a percentage of average assets other operating expenses increased to 4.1% for the year ended December 31, 2004 compared to 3.9% for the year ended December 31, 2003 and 4.1% for the year ended December 31, 2002. The efficiency ratio, measured as the percentage of operating expenses to net interest income before provision for loan losses plus non-interest income, excluding gains or losses on repossessed assets, improved to 60.08% for the year ended December 31, 2004 compared to 60.81% for the year ended December 31, 2003 and was 70.25% for the year ended December 31, 2002.

Salaries and employee benefits increased 18.9% to $11.4 million for the year ended December 31, 2004 compared to $9.6 million for the year ended December 31, 2003 and to $8.8 million for the year ended December 31, 2002. The increase in salaries and employee benefits can be attributed to cost increases for salaries and benefits plus increased incentive based compensation due to increased loan production and profitability combined with the acquisition of Cuyamaca Bank during the fourth quarter of 2004.

Occupancy expense increased to $1.8 million compared to $1.3 million in both 2003 and 2002. The increase in occupancy expense from 2003 to 2004 was the result of rent increases, the acquisition of Cuyamaca Bank, N.A and the addition of a new de novo branch in Murietta, CA.

Professional services, including legal, accounting, regulatory and consulting, increased to $3.0 million in 2004 from $1.1 million for both the years ended December 31, 2003 and 2002. The increase in professional services expense was the result of complying with SOX which totaled $1.5 million in 2004 combined with the cost of consultants utilized to improve efficiency in the SBA department.

Depreciation and amortization expense increased to $821,000 for the year ended December 31, 2004 compared to $799,000 million for the year ended December 31, 2003 and $989,000 for the year ended December 31, 2002. As part of our relocation of our headquarters to Escondido in 2002, we incurred one time charges of $196,000. The increase in depreciation from the normalized 2002 depreciation expense of $793,000 is the result of a full year of depreciation of the new corporate headquarters compared to 10 months of depreciation in 2002.

Data processing expense remained stable at $765,000 for the year ended December 31, 2004 compared to $762,000 for the year ended December 31, 2003 and was $625,000 for the year ended December 31, 2002.

Office expenses increased to $710,000 for the year ended December 31, 2004 compared to $663,000 for the year ended December 31, 2003 and $540,000 for the year ended December 31, 2002. Office expenses increased due to the overall expansion of our business as noted above combined with the cost of incorporating Cuyamaca Bank, N.A. into our operations.

Increases in other operating expenses are due to the normal expansion of our operations. Other expenses increased to $3.5 million for the year ended December 31, 2004 compared to $3.0 million and $2.6 million for the years ended December 31, 2003 and 2002, respectively.

Provision for Income Taxes

The effective income tax rate was 37.4% for the year ended December 31, 2004 compared to 37.9% and 41.5% for the years ended December 31, 2003 and 2002, respectively. The effective tax rate declined in 2004 when compared to 2003 and 2002 due to investments which generate income tax credits. See "Financial Condition – Investments" section of this discussion for further information. Provisions for income taxes totaled $5.0 million for the year ended December 31, 2004 compared to $3.6 million for the year ended December 31, 2003 and $2.1 million for the year ended December 31, 2002. See "Footnote 12 of the Consolidated Financial Statements" for further information.

Divisions of the Company

In order to better present and monitor our performance, we have separated the Bank into two distinct divisions, Banking and SBA. The separation of income and expenses, as well as assets and liabilities allows us and investors to better understand our performance.

Banking Division

Performance in the Banking Division is measured in terms of profitability, asset growth, asset quality, deposit growth, market share and other standards. For the year ended December 31, 2004, the Banking Division had a pre-tax profit of $6.9

million, with net interest income of $22.8 million, other operating income of $3.3 million, and other operating expenses of $18.5 million. The improved profitability is a result of an increase in net interest income largely due to the decline in interest expense and increase in total interest earning assets. The reduction in interest expense is due to the increase in transaction accounts and reduced cost of Certificates of Deposit ("CDs"). Total assets of the Banking Division increased to $536.1 million at December 31, 2004 due to the strong loan growth.

The following table shows the total assets and results of operations for the Banking Division as of and for the five years indicated.

	2004	2003	2002	2001	2000
Interest income	$ 27,344	$ 22,868	$ 18,298	$ 17,183	$ 15,413
Interest expense	4,543	5,636	5,699	8,285	5,724
Net interest income before provision for loan losses	22,801	17,232	12,599	8,898	9,689
Provision for loan losses	776	1,185	962	1,099	917
Other operating income	3,348	2,709	1,529	1,565	1,151
Other operating expense	18,482	14,174	11,934	8,876	8,064
Income before income tax provision	6,891	4,582	1,232	488	1,859
Income tax provision	2,311	1,582	508	202	737
Net income	$ 4,580	$ 3,000	$ 724	$ 286	$ 1,122
Assets employed at year end	$536,152	$402,992	$321,772	$270,202	$203,543

SBA 7a Division

The SBA 7a Division performance is measured in terms of profitability, asset quality, asset size, loan production and servicing revenue. SBA 7a loans have provided a recurring revenue stream from three sources – interest earned on retained loans, gain on sale of loans sold and servicing of loans sold to others. For the year ended December 31, 2004, the SBA 7a Division had a pre-tax profit of $6.5 million, with net interest income of $4.2 million, other operating income of $6.3 million, and other operating expenses of $3.6 million. Net income improved due to an increase in premiums paid on loans sold combined with an improved net interest income due to the retention of loans and lowered cost of funds, partially offset by a higher cost of operations. As a result of the retention of SBA 7a loans, total assets of the SBA 7a Division were $105.4 million at December 31, 2004.

The following chart illustrates the earnings, asset and loan production growth of the SBA 7a Division for each of the five years ended December 31, 2004.

	2004	2003	2002	2001	2000
Interest income	$ 5,287	$ 3,918	$ 6,517	$ 8,022	$ 5,763
Interest expense	1,121	534	2,996	4,196	4,082
Net interest income before provision for loan losses	4,166	3,384	3,521	3,826	1,681
Provision for loan losses	400	454	599	371	48
Other operating income	6,312	4,982	4,972	1,394	1,027
Other operating expense	3,607	3,003	3,987	3,452	2,866
Income (loss) before income tax provision	6,471	4,909	3,907	1,397	(206)
Income tax provision	2,685	2,013	1,625	581	(85)
Net income (loss)	$ 3,786	$ 2,896	$ 2,282	$ 816	$ (121)
Assets employed at year end	$105,454	$73,706	$93,926	$100,021	$76,915

Financial Condition

General

The demand for our banking products has led to increases in loans and deposits during 2004. In order to support this growth, we engaged in a merger which increased our assets by $115.5 million during the year. As of December 31, 2004 total assets were $641.6 million, an increase of 34.6% compared to $476.7 million as of December 31, 2003. Total gross loans increased to $543.5 million as of December 31, 2004 compared to $402.0 million as of December 31, 2003. Total deposits increased to $549.8 million as of December 31, 2004 compared to $393.1 million as of December 31, 2003. Long term debt increased to $17.6 million as of December 31, 2004 compared to $14.7 million as of December 31, 2003. Stockholders' equity increased to $63.1 million as of December 31, 2004 compared to $37.1 million as of December 31, 2003. Tangible equity (stockholders' equity, net of goodwill) increased to $45.7 million as of December 31, 2004, compared to $37.1 million as of December 31, 2003.

Investments

Our investment portfolio consists primarily of U.S.Treasury and agency securities, mortgage backed securities, SBA securities, overnight investments in the Federal Funds market and investments in low income housing limited liability partnerships. Our held to maturity portfolio declined to $4.2 million as of December 31, 2004 compared to $7.7 million as of December 31, 2003. The decrease in held to maturity securities was due to the maturing or prepayment of agency bonds and mortgage backed securities. Of the $4.2 million, $2.1 million were held as collateral for public funds, treasury, tax and loan deposits and for other purposes at December 31, 2004.

Our available for sale portfolio was started in 2003 and totals $26.6 million as of December 31, 2004. The available for sale portfolio is made up of agency mortgage backed securities that are readily marketable and are marked to the lower of cost or market on a monthly basis. Of this total, a single security of $1.4 million was pledged as additional security for our interest rate swap. The collateral requirement for the interest rate swap is the greater of the mark to market value of the swap or $945,000. Therefore, as interest rates increase it is probable that the collateral required will increase. In addition, $11.4 million were held as collateral for public funds, treasury, tax and loan deposits and for other purposes at December 31, 2004.

Average federal funds sold for the year ended December 31, 2004 totaled $16.7 million compared to $13.7 million for the year ended December 31, 2003. During the year ended December 31, 2004 we acquired certificates of deposit of $1.6 million as a result of the Cuyamaca Bank acquisition which totaled $1.5 million as of December 31, 2004.

We held $1.2 million in Federal Reserve Bank stock as of December 31, 2004 compared to $569,000 as of December 31, 2003. We held $2.2 million in Federal Home Loan Bank stock as of December 31, 2004 compared to $1.4 million as of December 31, 2003.

Loans

As a result of increased loan production and the acquisition of Cuyamaca Bank, N.A., total gross loans have increased 35.2% to $543.5 million as of December 31, 2004 compared to $402.0 million as of December 31, 2003. Our total servicing portfolio increased to $715.5 million as of December 31, 2004 compared to $547.0 million as of December 31, 2003. We service sold loans for others, primarily consisting of SBA 7a loans, which increased to $172.0 million as of December 31, 2004 compared to $145.0 million as of December 31, 2003.

The following chart summarizes the changes in the loan portfolio as of and for the years ended December 31, 2004 and 2003:

(dollars in thousands)	2004	2003	$ change	% change
Summary of loans as of December 31,				
Commercial	$ 35,213	$ 20,590	$ 14,623	71.02%
Aircraft	28,819	30,368	(1,549)	(5.10)%
Real estate construction loans	75,200	66,957	8,243	12.31%
Real estate one-to four-family	8,690	9,671	(981)	(10.14)%
Real estate commercial and multi-family	378,109	270,367	107,742	39.85%
Consumer home equity lines of credit	8,027	1,933	6,094	315.26%
Consumer other	9,473	2,085	7,388	354.34%
Total gross loans	543,531	401,971	141,560	35.22%
Deferred fees, costs and discounts	(4,011)	(2,549)	(1,462)	57.36%
Allowance for loan losses	(7,508)	(5,210)	(2,298)	44.11%
Net loans	$ 532,012	$ 394,212	$ 137,800	34.96%
Total loans serviced for others	$ 172,016	$ 145,037	$ 26,979	18.60%
Total servicing portfolio	$ 715,547	$ 547,008	$168,539	30.81%

The following chart summarizes the lending activity as of and for the years ended December 31, 2004 and 2003:

(dollars in thousands)	2004	2003	$ change	% change
Activity for the year ended December 31,				
Beginning balance	$ 394,212	$ 339,471	$ 54,741	16.13%
Loans originated - Banking Division	337,495	254,386	83,109	32.67%
Loans originated - SBA 7a Division	83,084	66,401	16,683	25.12%
Loans aquired in merger	88,842	—	88,842	—
Loans sold	(84,598)	(74,380)	(10,218)	13.74%
Principal repayments	(285,717)	(189,734)	(95,983)	50.59%
Other net changes	(1,306)	(1,932)	626	(32.40)%
Ending balance	$ 532,012	$ 394,212	$137,800	34.96%

A significant portion of our lending production is from commercial real estate lending. We originated $262.7 million in commercial real estate loans for the year ended December 31, 2004 compared to $172.4 million for the year ended December 31, 2003. We sold $81.7 million in commercial real estate loans for the year ended December 31, 2004 compared to $66.0 million for the year ended December 31, 2003. As a result of the increased production and the acquisition of Cuyamaca Bank, N.A., our commercial real estate portfolio increased to $378.1 million as of December 31, 2004 compared to $270.4 million as of December 31, 2003.

Non-performing Assets. Non-performing assets consist of non-performing loans, other real estate owned (OREO) and re-possessed assets. Non-performing loans are those loans which have: (i) been placed on non-accrual status, (ii) been subject to troubled debt restructurings, (iii) been classified as doubtful under the Company's asset classification system, or (iv) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or otherwise placed on non-accrual status. The Company did not have any OREO at December 31, 2004, 2003 or 2002. There were no repossessed assets at December 31, 2004 as compared to $458,000 at December 31, 2003, which were the result of the repossession of an aircraft and an automobile.

(dollars in thousands)	2004	2003	2002	2001	2000
Non-accrual loans	$ 4,027	$ 961	$ 2,254	$ 3,174	$ 57
Troubled debt restructurings	—	—	—	—	—
Loans contractually past due 90 days or more with respect to either principal or interest and still accruing interest	—	—	—	29	—
Total non—performing loans	4,027	961	2,254	3,203	57
Repossessed assets	—	458	—	1,900	—
Total non-performing assets	$ 4,027	$ 1,419	$ 2,254	$ 5,103	$ 57
Supplemental Data					
Undisbursed portion of construction and other loans	$149,075	$101,526	$ 87,029	$ 63,867	$ 53,809
Government guaranteed portion of total loans	$ 37,018	$ 30,360	$ 32,066	$ 48,598	$ 35,058
Non-performing loans, net of government guarantees	$ 2,133	$ 271	$ 651	$ 1,140	$ 37
Total non-performing loans/gross loans	0.74%	0.24%	0.65%	1.04%	0.02%
Total non-performing assets/total assets	0.63%	0.30%	0.54%	1.38%	0.02%
Total non-performing loans, net of guarantees/gross loans	0.39%	0.07%	0.19%	0.37%	0.01%
Total non-performing assets, net of guarantees/total assets	0.33%	0.15%	0.16%	0.82%	0.01%
Allowance for loan losses	$ 7,508	$ 5,210	$ 3,945	$ 2,788	$ 1,988
Net charge offs to average loans outstanding	0.01%	0.09%	0.16%	0.23%	0.03%
Loan loss allowance/loans, gross	1.38%	1.30%	1.14%	0.90%	0.80%
Loan loss allowance/loans held for investment	1.71%	1.58%	1.36%	1.03%	0.85%
Loan loss allowance/non-performing loans	186.44%	542.14%	175.02%	87.04%	3487.72%
Loan loss allowance/total assets	1.17%	1.09%	0.95%	0.75%	0.71%
Loan loss allowance/non-performing assets	186.44%	367.16%	175.02%	54.63%	3487.72%
Loan loss allowance/non-performing loans, net of guarantees	351.99%	1922.51%	605.99%	244.56%	5372.97%
Loan loss allowance/non-performing assets, net of guarantees	351.99%	714.68%	605.99%	91.71%	5372.97%

Non-accrual Loans. Non-accrual loans are impaired loans where the original contractual amount may not be fully collectible. The Company measures its impaired loans by using the fair value of the collateral if the loan is collateral-dependent and the present value of the expected future cash flows discounted at the loan's effective interest rate if the loan is not collateral-dependent. As of December 31, 2004, 2003 and 2002, all impaired or non-accrual loans were collateral-dependent. The Company places loans on non-accrual status that are delinquent 90 days or more or when a reasonable doubt exists as to the collectibility of interest and principal. As of December 31, 2004, we had seven loans on non-accrual status, totaling $4.0 million. Of this total, $1.9 million, or 47.0%, was guaranteed by the government. We had five loans on non-accrual status as of December 31, 2003, totaling $961,000. Of this total $690,000, or 71.8%, was guaranteed by the government. As of December 31, 2002, we had fourteen loans on non-accrual status, totaling $2.3 million. Of this total, $1.6 million, or 71.1%, was guaranteed by the government. The increase in non-performing loans from December 31, 2003 to December 31, 2004 primarily resulted from three loans, a $292,000 SBA 7a loan, a $926,000 SBA 7a loan and a $1.2 million construction commercial loan, becoming past due more than 90 days during the third quarter of 2004.

Interest income that would have been recorded on loans on non-accrual status, under the original terms of such loans, totaled $154,000 for the year ended December 31, 2004, $182,000 for 2003 and $174,000 for 2002. In addition to the loans disclosed above as non-accrual or restructured, management has also identified approximately $4.0 million (net of government guarantees) in loans that, on the basis of information known to us, were judged to have a higher than normal risk of becoming non-performing. Management cannot, however, predict the extent to which economic conditions may worsen or other factors may impact our borrowers and our loan portfolio. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on non-accrual, become restructured loans, or become other real estate owned or repossessed assets in the future.

Certain financial institutions have elected to use Special Purpose Vehicles ("SPV") to dispose of problem assets. A SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent company goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. We do not use those vehicles, or any other accounting structures, to dispose of problem assets.

Classified Assets. From time to time, management has reason to believe that certain borrowers may not be able to repay their loans within the parameters of the present repayment terms, even though, in some cases, the loans are current at the time. These loans are graded in the classified loan grades of "substandard," "doubtful," or "loss" and include non-performing loans. Each classified loan is monitored monthly. Classified assets (consisting of non-accrual loans, loans graded as substandard or lower and REO) at December 31, 2004 and 2003 were $6.1 million and $3.4 million, respectively.

Risk Management. The investment of the Company's funds is primarily in loans where a greater degree of risk is normally assumed than in other forms of investments. Sound underwriting of loans and continuing evaluations of the underlying collateral and performance of the borrowers are an integral part in the maintenance of a high level of quality in the total assets of the Company. Net loan charge-offs for the year ended December 31, 2004 were $34,000, or 0.01% of average gross loans outstanding, compared to $345,000, or 0.09% of average gross loans outstanding, for the year ended December 31, 2003.

Allowance for Loan Losses. We have established a methodology for the determination of provisions for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall allowance for loan losses as well as specific allowances that are tied to individual loans. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and a specific allowance for identified problem loans.

In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral securing the loan. The allowance is increased by provisions charged against earnings and reduced by net loan charge offs. Loans are charged off when they are deemed to be uncollectible, or partially charged off when portions of a loan are deemed to be uncollectible. Recoveries are generally recorded only when cash payments are received.

The allowance for loan losses is maintained to cover losses inherent in the loan portfolio. The responsibility for the review of our assets and the determination of the adequacy of the general valuation allowance lies with management and our Directors' Loan Committee. They assign the loss reserve ratio for each type of asset and review the adequacy of the allowance at least quarterly based on an evaluation of the portfolio, past experience, prevailing market conditions, amount of government guarantees, concentration in loan types and other relevant factors.

Specific valuation allowances are established to absorb losses on loans for which full collectibility may not be reasonably assured as prescribed in SFAS No. 114 (as amended by SFAS No. 118). The amount of the specific allowance is based on the estimated value of the collateral securing the loans and other analyses pertinent to each situation. Loans are identified for specific allowances from information provided by several sources, including asset classification, third party reviews, delinquency reports, periodic updates to financial statements, public records and industry reports. All loan types are subject to specific allowances once identified as an impaired or non-performing loan. Loans not subject to specific allowances are placed into pools by one of the following collateral types: Commercial Real Estate, One- to Four-Family Real Estate, Aircraft, Consumer Home Equity, Consumer Other, Construction and Other Commercial Loans. All non-specific reserves are allocated to one of these categories. Estimates of identifiable losses are reviewed continually and, generally, a provision for losses is charged against operations on a monthly basis as necessary to maintain the allowance at an appropriate level. Management presents an analysis of the allowance for loan losses to our Board of Directors on a quarterly basis.

In order to determine the appropriate allowance for loan losses, our management and Directors' Loan Committee meet quarterly to review the portfolio. To the extent that any of these conditions are evidenced by identifiable problem credit or portfolio segment as of the evaluation date, the estimate of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information that has become available.

The following table sets forth information regarding the Bank's allowance for loan losses at the dates and for the periods indicated:

	At or For The Twelve Months Ended December 31,				
(dollars in thousands)	*2004*	*2003*	*2002*	*2001*	*2000*
Balance at beginning of year	$ 5,210	$ 3,945	$ 2,788	$ 1,988	$ 1,119
Reserve acquired in merger	1,156	—	—	—	—
Chargeoffs:					
Real estate loans:					
Commercial	—	129	518	301	66
Commercial	33	458	—	—	—
Aircraft	15	48	—	374	—
Consumer	18	45	13	12	72
Total chargeoffs	66	680	531	687	138
Recoveries:					
Real estate loans:					
One-to four-family	—	—	—	6	—
Commercial	—	25	5	—	53
Commercial	7	300	—	—	—
Aircraft	—	—	11	54	—
Consumer	25	10	—	4	19
Total recoveries	32	335	16	64	72
Net chargeoffs	34	345	515	623	66
Reserve for losses on commitments to extend credit	—	(29)	111	(47)	(30)
Provision for loan losses	1,176	1,639	1,561	1,470	965
Balance at end of period	$ 7,508	$ 5,210	$ 3,945	$ 2,788	$ 1,988
Net charge offs to average loans	0.01%	0.09%	0.16%	0.23%	0.03%
Reserve for losses on commitments to extend credit	$ 203	$ 203	$ 174	$ 285	$ 238

As of December 31, 2004 the balance in the allowance for loan losses was $7.5 million compared to $5.2 million as of December 31, 2003. In addition, the reserve for losses on commitments to extend credit was $203,000 as of December 31, 2004 and 2003. The balance of commitments to extend credit on undisbursed construction and other loans and letters of credit was $149.1 million as of December 31, 2004 compared to $101.5 million as of December 31, 2003. Risks and uncertainties exist in all lending transactions, and even though there have historically been no charge offs on construction and other loans that have not been fully disbursed, our management and the Directors' Loan Committee has established reserve levels for each category based upon loan type as well as economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit.

As of December 31, 2004 the allowance was 1.38% of total gross loans compared to 1.30% as of December 31, 2003. As a percent of loans held for investment, the allowance was 1.71% as of December 31, 2004 compared to 1.58% as of December 31, 2003. The level of classified loans has increased to $6.1 million as of December 31, 2004 compared to $2.9 million as of December 31, 2003. In addition, there has been an increase in loans secured by commercial real estate to $378.1 million as of December 31, 2004 compared to $270.4 million as of December 31, 2003. Relative to the overall loan portfolio, commercial real estate loans have increased to 69.6% of total gross loans as of December 31, 2004 compared to 67.3% as of December 31, 2003. Assumptions regarding the collateral value of various underperforming loans may affect the level and allocation of the allowance for loan losses in future periods. The allowance may also be affected by trends in the amount of charge offs experienced within different loan portfolios. The allowance for loan losses as a percentage of nonperforming loans was 186.44% as of December 31, 2004 compared to 367.16% as of December 31, 2003. Management believes the allowance at December 31, 2004 is adequate based upon its ongoing analysis of the loan portfolio, historical loss trends and other factors.

We perform a migration analysis on a quarterly basis using an eight quarter history of charge offs to average loans by collateral type. Net charge offs for the year ended December 31, 2004 totaled $34,000, or 0.01% of average loans outstanding, compared to $345,000, or 0.09% for the year ended December 31, 2003. Our management and Directors' Loan Committee have also established reserve levels for each category based upon loan type, as certain loan types may not have incurred losses or have had minimal losses in the eight quarter migration analysis. Our management and Directors' Loan Committee will consider trends in delinquencies and potential charge offs by loan type, market for the underlying real estate or other collateral, trends in industry types, economic changes and other risks. In general, there are no reserves established for the government guaranteed portion of loans outstanding.

Other Real Estate Owned and Repossessed Assets. There were no OREOs as of December 31, 2004 and 2003. As of December 31, 2004, there were no repossessed assets compared to December 31, 2003 where the repossessed assets in the amount of $458,000 were a small aircraft and a repossessed auto.

The following table sets forth the Company's percent of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated:

	At or For the Years Ended December 31,								
	2004			2003			2002		
(dollars in thousands)	Amount	Percent of Allowance to Total Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Amount	Percent of Loans in Each Category to Total Loans
Commercial loans	$ 898	12.0%	6.5%	$ 824	15.8%	5.1%	$ 178	4.5%	4.8%
Aircraft loans	426	5.7%	5.3%	544	10.4%	7.6%	235	6.0%	8.5%
Real estate:									
Construction loans	1,599	21.3%	13.8%	536	10.3%	16.7%	936	23.7%	19.5%
Secured by:									
One-to four-family residential properties	256	3.4%	1.6%	73	1.4%	2.4%	178	4.5%	4.9%
Commercial properties	3,766	50.1%	69.6%	3,089	59.3%	67.3%	2,189	55.5%	60.2%
Consumer:									
Home equity lines of credit	181	2.4%	1.5%	14	0.3%	0.5%	63	1.6%	1.0%
Other	382	5.1%	1.7%	130	2.5%	0.5%	166	4.2%	1.1%
Total allowance	$7,508	100.0%	100.0%	$5,210	100.0%	100.0%	$3,945	100.0%	100.0%

	At or For the Years Ended December 31,					
	2001			2000		
(dollars in thousands)	Amount	Percent of Allowance to Total Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Amount	Percent of Loans in Each Category to Total Loans
Commercial loans	$ 103	3.7%	5.0%	$ 298	15.0%	4.5%
Aircraft loans	46	1.7%	7.8%	92	4.6%	10.0%
Real estate:						
Construction loans	561	20.1%	19.5%	482	24.3%	20.9%
Secured by:						
One-to four-family residential properties	95	3.4%	3.7%	88	4.4%	10.3%
Commercial properties	1,787	64.1%	61.4%	808	40.6%	48.6%
Consumer:						
Home equity lines of credit	67	2.4%	0.9%	83	4.2%	1.2%
Other	129	4.6%	1.8%	137	6.9%	4.6%
Total allowance	$2,788	100.0%	100.0%	$1,988	100.0%	100.0%

Based on the recent history of charge offs in the Company's aircraft and non-real estate secured commercial loan portfolios, the Company has allocated a lower percentage of its reserve for loan losses to those portfolios, decreasing the percentage allocated to 5.7% as of December 31, 2004 compared to 10.4% as of December 31, 2003 for aircraft loans, and to 12.0% as of December 31, 2004 from 15.8% as of December 31, 2003 for commercial loans. Commercial real estate has also experienced a decrease in net charge offs in recent years and therefore we have decreased that reserve allocation to 50.1% of the total reserves as of December 31, 2004 compared to 59.3% of the reserves as of December 31, 2003. Based on trends in the market place, we have increased the allocation of reserves for construction loans to 21.3% as of December 31, 2004 from 10.3% as of December 31, 2003. Other changes are the result of relative changes in the size of the loan portfolios. As a result of historical decreases in local and regional real estate values and the significant losses experienced by many financial institutions, there has been a greater level of scrutiny by regulatory authorities of the loan portfolios of financial institutions undertaken as a part of the examinations of such institutions by banking regulators. While the Company believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Company's loan portfolio, will not request the Company to significantly increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Company's financial condition and results of operations.

Other Assets

Premises and equipment, repossessed assets, accrued interest and other assets, income tax receivable and deferred tax asset, servicing asset, net and interest only strips, are the six major components of other assets. Premises and equipment increased to $6.7 million as of December 31, 2004 compared to $3.7 million as of December 31, 2003.

Repossessed assets were zero as of December 31, 2004 as compared to $458,000 as of December 31, 2003 due to the sale of the repossessed assets in 2004.

The Company has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout the state of California. The costs of the investments are being amortized on a level-yield method over the life of the related tax credits. The partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. The remaining federal tax credits to be utilized over a multiple-year period are $5.4 million as of December 31, 2004. The Company's usage of tax credits approximated $430,000 and $261,000 during the years ended December 31, 2004 and 2003, respectively. Investment amortization amounted to $215,000 and $79,000 for the years ended December 31, 2004 and 2003, respectively.

Accrued interest and other assets increased to $10.8 million as of December 31, 2004 compared to $7.7 million as of December 31, 2003. The major component of accrued interest and other assets is interest accrued and not yet received on loans.

Deferred tax assets, net, totaled $5.9 million as of December 31, 2004 compared to $3.6 million as of December 31, 2003. The increase in the deferred tax asset, net, is primarily related to additional allowances for loan losses and certain accrued expenses.

Servicing assets, net, increased to $4.0 million as of December 31, 2004 compared to $3.2 million as of December 31, 2003. The increase reflects the additions due to loan sales during the year ended December 31, 2004, net of the amortization of the servicing asset combined with the acquisition of Cuyamaca Bank, N.A. The valuation of the servicing asset reflects estimates as to the expected life of the underlying loans which may be adversely affected by higher than expected levels of pay-offs in periods of lower rates or charge-offs in periods of economic difficulty. In addition, when property values increase due to general economic conditions, borrowers have refinancing opportunities available to them, which may result in higher prepayment rates. Management periodically evaluates the servicing assets for impairment. For purposes of measuring impairment, the rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing assets for a stratum exceed their fair value. The weighted average prepayment speed was 8.53% as of December 31, 2004 compared to 7.37% as of December 31, 2003. See the footnotes to the financial statements, found elsewhere in this Report, for further information on servicing assets.

Rights to future interest income from serviced loans that exceed contractually specified servicing fees are classified as interest-only strips. Interest-only strips increased to $1.7 million as of December 31, 2004, compared to $865,000 as of December 31, 2003. The increase is due to the increase in loans serviced for others as a result of the loan sales in 2004, combined with the effect of the change in market value caused by the relatively stable average prepayment speeds and the acquisition of Cuyamaca Bank, N.A The weighted average prepayment speed was 8.53% as of December 31, 2004 compared to 7.37% as of December 31, 2003.

Deposits and Borrowings

Total deposits increased to $549.8 million as of December 31, 2004 compared to $393.1 million as of December 31, 2003. Interest bearing deposits increased to $439.0 million as of December 31, 2004 compared to $324.5 million as of December 31, 2003. Non-interest bearing deposits increased to $110.8 million as of December 31, 2004 compared to $68.7 million as of December 31, 2003. Total wholesale deposits were $58.8 million as of December 31, 2004 compared to $59.5 million as of December 31, 2003. Total retail banking deposits increased 46.6% to $489.2 million as of December 31, 2004 compared to $333.6 million as of December 31, 2003. The increase in retail deposits is consistent with our strategy to grow our core deposit base and has occurred because of our expansion including the acquisition of Cuyamaca Bank, N.A. with four retail banking offices and the opening of a de novo branch in Murrieta, CA.

Short term borrowings totaled $1.0 million as of December 31, 2004 compared to $25.0 million as of December 31, 2003. Long term borrowing obligations to the FHLB resulting from the Cuyamaca Bank, N.A. acquisition totaled $2.8 million as of December 31, 2004. We established a line of credit with the FHLB collateralized by commercial loans and government securities. Funds from the credit line were used to purchase government securities and increase our liquidity.

In 2000, we issued $10.0 million in trust preferred securities, which are debt-like securities that are designated as additional capital for regulatory purposes. In September 2003, we issued an additional $5.0 million in trust preferred securities. These securities are classified as long term debt on the balance sheet. The average balance outstanding of all long term debt was $15.4 million for the year ended December 31, 2004, compared to $11.3 million for the year ended December 31, 2003. The increase is due to $2.7 million of additional long term debt from the acquisition of Cuyamaca Bank, N.A. Proceeds from the issuance of trust preferred securities were used to provide additional capital to the Bank, and, in the case of the $10.0 million issued in 2000, pay off debt. In December 2002, we entered into an interest rate swap that exchanged our fixed rate coupon of 11.0% on the $10.0 million trust preferred security issued in 2000 for a floating rate that resets semiannually at 5.455% over the six month LIBOR.

On September 17, 2003, the Company's wholly owned subsidiary, Community (CA) Statutory CapitalTrust II ("Trust II"), a Connecticut business trust, issued $5.0 million of Floating Rate CapitalTrust Pass-through Securities, with a liquidation value of $1,000 per share. The securities, which mature in 2033, are callable at par after five years and pay cash distributions at a per annum rate and reset quarterly at the three month LIBOR plus 2.95%. TheTrust used the proceeds from the sale of the trust preferred securities to purchase junior subordinated debentures of the Company. The Company received $4.9 million from theTrust upon issuance of the junior subordinated debentures, of which $4.75 million was contributed to the Bank to increase its capital.The $5 million is included in Long term debt on the books of the Company.

We have the right to defer the payment of interest on both of the outstanding series of trust preferred securities. If we were to exercise such deferral right, we are restricted during such deferral period from paying any dividends on our common stock.

Capital

Our shareholder's equity increased to $63.1 million as of December 31, 2004 compared to $37.1 million as of December 31, 2003. The $26.0 million increase in shareholders' equity from December 31, 2003 to December 31, 2004 is a result of net income of $8.4 million for the year ended December 31, 2004 plus the net effect from $17.4 million in goodwill created as a result of the acquisition of Cuyamaca Bank, N.A., combined with proceeds from the exercise of stock options offset by cash dividends paid to shareholders. Tangible equity increased to $45.7 million as of December 31, 2004 from $37.1 million as of December 31, 2003.

On August 7, 2003 the Company completed a private placement of 725,000 shares of common stock at a price of $15.00 per share to certain "accredited investors" including certain directors and officers of the Company and the Bank and their related interests. The directors, officers and their related interests purchased less than 5% of the total offering.

Gross proceeds from the offering were $10.9 million, and offering expenses totaled $807,000, including placement agent fees. Of the $10.1 million net proceeds of the offering, the Company used $1.8 million to repay debt, and $7.5 million of the proceeds were invested as equity capital in the Bank. The remaining net proceeds were retained by the Company as working capital.

The sale of the common stock is exempt from the registration provisions of the Securities Act of 1933 by virtues of Section 4(2) of such Act and Regulation D promulgated pursuant thereto inasmuch as the sale was limited to 25 investors of which all were "accredited investors" within the meaning of Regulation D. The Company has filed an S-3 registration statement with the SEC for purposes of registering the shares from the private placement.

At December 31, 2004 and 2003, all capital ratios were above all current Federal capital guidelines for a "well capitalized" bank.

December 31,	*2004*	*2003*
Capital Ratios		
Holding Company Ratios		
Total capital (to risk-weighted assets)	11.47%	13.77%
Tier 1 capital (to risk-weighted assets)	10.22%	11.88%
Tier 1 capital (to average assets)	9.48%	10.67%
Equity to total assets	9.84%	7.78%
Bank Only Ratios		
Total capital (to risk-weighted assets)	11.19%	13.39%
Tier 1 capital (to risk-weighted assets)	9.94%	12.14%
Tier 1 capital (to average assets)	9.30%	10.90%

Financial Borrowings and Commitments

As of December 31, 2004 the financial borrowings and commitments having an initial or remaining term of more than one year are as follows:

(dollars in thousands)	*Gross Rental Commitments*	*Trust Preferred Securities*	*Other Borrowings*	*Total Commitments*
2005	$1,349	$ —	$1,000	$ 2,349
2006	1,345	—	1,290	2,635
2007	1,208	—	1,250	2,458
2008	1,129	—	—	1,129
2009	1,038	—	250	1,288
Thereafter	3,843	14,850	—	18,693
Total	$9,912	$14,850	$3,790	$ 28,552

The Company has a credit line with the FHLB with a limit of $68.4 million as of December 31, 2004, with a balance outstanding of $3.8 million. In addition, we have a credit line with a correspondent bank of $10.0 million. There were no advances against this line as of December 31, 2004. Of the total advances from the FHLB, $1.0 million have a remaining term of less than one year.

Liquidity

Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Our liquidity is actively managed on a daily basis and reviewed periodically by our Asset/Liability Committee and our Board of Directors.This process is intended to ensure the maintenance of sufficient funds to meet our needs, including adequate cash flow for off-balance sheet instruments.

Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and broker deposits, federal funds facilities and advances from the Federal Home Loan Bank of San Francisco.These funding sources are augmented by payments of principal and interest on loans, the routine liquidation of securities from the trading securities portfolio and sales and participation of eligible loans. Primary uses of funds include withdrawal of and interest payments on deposits, production is purchases of loans, purchases of investment securities, and payment of operating expenses.

We experienced net cash outflows from operating activities of $38.2 million during the year ended December 31, 2004 compared to $12.5 million during the year ended December 31, 2003. Net cash outflows from operating activities during the years ended December 31, 2004 and 2003 were primarily from production of loans held for sale in excess of proceeds from the sale of loans held for sale.

Net cash inflows from investing activities totaled $5.5 million during the year ended December 31, 2004 compared to net cash outflows of $35.6 million during the year ended December 31, 2003. Net cash inflows from investing activities for 2004 can be primarily attributed to a decrease in our federal funds sold. Net cash outflows from investing activities for 2003 can be attributed primarily to the growth in the Bank's loan portfolio in excess of proceeds from principal repayments on loans held for investment.

We experienced net cash inflows from financing activities of $29.6 million and $54.3 million during the years ended December 31, 2004 and 2003, respectively. During the year ended December 31, 2004 net cash inflows were primarily from increases in interest bearing deposits offset by paydowns on the Federal Home Loan Bank line of credit. During the year ended December 31, 2003, we completed a stock sale with net proceeds of $10.1 million and a Trust Preferred securities offering with net proceeds of $4.9 million. In addition, during the same period, non-interest bearing deposits increased $17.2 million, and net advances from the Federal Home Loan Bank increased $9.5 million.

As a means of augmenting our liquidity, we have established federal funds lines with two correspondent banks. At December 31, 2004 our available borrowing capacity includes approximately $15.0 million in federal funds line facilities and $63.6 million in unused FHLB advances. We believe our liquidity sources to be stable and adequate. At December 31, 2004, we were not aware of any information that was reasonably likely to have a material effect on our liquidity position.

The liquidity of the parent company, Community Bancorp Inc., is primarily dependent on the payment of cash dividends by its subsidiary, Community National Bank, subject to limitations imposed by the National Bank Act. During the year ended December 31, 2004, the Bank paid dividends of $8.3 million to Community Bancorp Inc. related to the acquisition of Cuyamaca Bank, N.A. During the year ended December 31, 2003, the Bank paid dividends of $300,000 to Community Bancorp Inc. As of December 31, 2004, approximately $10.3 million of undivided profits of the Bank were available for dividends to the Company.

Quantitative and Qualitataive Disclosures About Market Risk

Interest rate risk ("IRR") and credit risk constitute the two greatest sources of financial exposure for insured financial institutions. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition - Loans," for a discussion of our lending activities. IRR represents the impact that changes in absolute and relative levels of market interest rates may have upon our net interest income ("NII"). Changes in the NII are the result of changes in the net interest spread between interest-earning assets and interest-bearing liabilities (timing risk), the relationship between various rates (basis risk), and changes in the shape of the yield curve.

We realize income principally from the differential or spread between the interest earned on loans, investments, other interest-earning assets and the interest incurred on deposits. The volumes and yields on loans, deposits and borrowings are affected by market interest rates. As of December 31, 2004, 82.8% of our loan portfolio was tied to adjustable rate indices. A majority of the adjustable rate loans are tied to prime and reprice within 90 days. As of December 31, 2004, 46.7% of our deposits were time deposits with a stated maturity (generally one year or less) and a fixed rate of interest. As of December 31, 2004, 68.9% of our long term debt were fixed rate with a weighted average remaining term of 22.4 years. We entered into an interest rate swap in December 2002 which effectively changes the fixed rate trust preferred to a variable rate liability with a six month adjustment period. The Gap table that follows reflects the effects of this interest rate swap.

Changes in the market level of interest rates directly and immediately affect our interest spread, and therefore profitability. Sharp and significant changes to market rates can cause the interest spread to shrink or expand significantly in the near term, principally because of the timing differences between the adjustable rate loans and the maturities (and therefore repricing) of the deposits and borrowings.

Our Asset/Liability Committee ("ALCO") is responsible for managing our assets and liabilities in a manner that balances profitability, IRR and various other risks including liquidity. ALCO operates under policies and within risk limits prescribed by, reviewed and approved by the Board of Directors.

ALCO seeks to stabilize our NII by matching rate-sensitive assets and liabilities through maintaining the maturity and repricing of these assets and liabilities at appropriate levels given the interest rate environment. When the amount of rate-sensitive liabilities exceeds rate-sensitive assets within specified time periods, NII generally will be negatively impacted by increasing rates and positively impacted by decreasing rates. Conversely, when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities within specified time periods, net interest income will generally be positively impacted by increasing rates and negatively impacted by decreasing rates. The speed and velocity of the repricing assets and liabilities will also contribute to the effects on our NII, as will the presence or absence of periodic and lifetime interest rate caps and floors.

We utilize two methods for measuring interest rate risk, gap analysis and interest income simulations. Gap analysis focuses on measuring absolute dollar amounts subject to repricing within certain periods of time, particularly the one year maturity horizon. Interest income simulations are produced using a software model that is based on actual cash flows and repricing characteristics for all of our financial instruments and incorporate market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments.

A traditional, although analytically limited, measure of a financial institution's IRR is the "static gap analysis." Static gap is the difference between the amount of assets and liabilities (adjusted for any off-balance sheet positions) which are expected to mature or reprice within a specific period. Generally, a positive gap benefits an institution during periods of rising interest rates, and a negative gap benefits an institution during periods of declining interest rates.

At December 31, 2004, 46.7% of our deposits were comprised of certificate of deposit ("CD") accounts, the majority of which have original terms averaging about twelve months. The remaining, weighted average term to maturity for our CD accounts approximated four months at December 31, 2004. Generally, our offering rates for CD accounts move directionally with the general level of short term interest rates, though the margin may vary due to competitive pressures. In addition to the CDs, the Company has $182.4 million in interest bearing transaction accounts (savings, money markets and interest bearing checking) as of December 31, 2004, with rates being paid between 0.15% and 0.90%. While the maturities of interest bearing deposits in the following gap table imply that declines in interest rates will result in further declines in interest rates paid on deposits, interest rates cannot drop below 0%, and there is a behavioral limit somewhere above 0% as to how low the rates can be reduced before our customers no longer will maintain the deposit with the bank.

The following table sets forth information concerning repricing opportunities for our interest-earning assets and interest bearing liabilities as of December 31, 2004. The amount of assets and liabilities shown within a particular period were determined in accordance with their contractual maturities, except that adjustable rate products are included in the period in which they are first scheduled to adjust and not in the period in which they mature. Such assets and liabilities are classified by the earlier of their maturity or repricing date.

Contractual Static Gap Position as of December 31, 2004

(dollars in thousands)	*0 - 3 months*	*Greater than 3 months to 6 months*	*Greater than 6 months to 12 months*	*Greater than 12 months to 5 years*	*Thereafter*	*Total Balance*
Interest sensitive assets:						
Loans receivable:						
Adjustable rate loans, gross	$267,666	$ 27,692	$ 43,639	$108,872	$ 1,907	$449,776
Fixed rate loans, gross [(1) (2)]	8,890	10,352	8,735	27,943	37,835	93,755
Investments:						
Investment securities held-to-maturity	922	7	14	2,167	1,088	4,198
Investment securities available-for-sale	23	28	56	26,455	—	26,562
Federal funds sold	9,565	—	—	—	—	9,565
Other investments	3,334	—	95	145	3,387	6,961
Total interest sensitive assets	290,400	38,079	52,539	165,582	44,217	590,817
Interest sensitive liabilities:						
Deposits:						
Non—interest bearing	—	—	—	—	110,771	110,771
Interest bearing [(1)]	246,835	60,575	122,903	8,682	—	438,995
Other Borrowings [(3)]	15,390	1,000	—	2,250	—	18,640
Total interest sensitive liabilities	$262,225	$ 61,575	$ 122,903	$ 10,932	$ 110,771	$568,406
GAP Analysis						
Interest rate sensitivity gap	$ 28,175	$(23,496)	$ (70,364)	$154,650	$ (66,554)	$ 22,411
GAP as % of total interest sensitive assets	4.77%	(3.98)%	(11.91)%	26.18%	(11.26)%	3.79%
Cumulative interest rate sensitivity gap	$ 28,175	$ 4,679	$ (65,685)	$ 88,965	$ 22,411	$ 22,411
Cumulative gap as % of total interest sensitive assets	4.77%	0.79%	(11.12)%	15.06%	3.79%	3.79%

(1) Fixed rate loans and time deposits are assumed to mature on their contractual maturity date, and no assumptions have been assumed for historical prepayment experience. The actual maturities of these instruments could vary substantially if future prepayments differ from the Company's assumptions

(2) Non-accrual loans are included as fixed rate loans with a maturity of one year or less for purposes of this table.

(3) Other borrowings reflect the effects of the interest rate swap.

Static Gap analysis has certain limitations. Measuring the volume of repricing or maturing assets and liabilities does not always measure the full impact on net interest income. Static Gap analysis does not account for rate caps on products; dynamic changes such as increasing prepay speeds as interest rates decrease, basis risk, or the benefit of non-rate funding sources. The relationship between product rate repricing and market rate changes (basis risk) is not the same for all products. The majority of our loan portfolio reprices quickly and completely following changes in market rates, while non-term deposit rates in general move more slowly and usually incorporate only a fraction of the change in rates. Products categorized as non-rate sensitive, such as non-interest-bearing demand deposits, in the static Gap analysis behave like long term fixed rate funding sources. Both of these factors tend to make our behavior more asset sensitive than is indicated in the static Gap analysis. Management expects to experience higher net interest income when rates increase more than 100 basis points, the opposite of what is indicated by the static Gap analysis.

Interest rate shock simulations provide us with an estimate of both the dollar amount and percentage change in NII under various rate scenarios. All assets and liabilities are normally subjected to up to 300 basis points in increases and decreases in interest rates in 100 basis point increments, therefore the interests rates have been simulated at 100, 200 and 300 basis points. Under each interest rate scenario, we project our net interest income. From these results, we can then develop alternatives in dealing with the tolerance thresholds.

The following table shows the effects of changes in projected net interest income for the twelve months ending December 31, 2005 under the interest rate shock scenarios stated. The table was prepared as of December 31, 2004, at which time prime was 5.25%.

(dollars in thousands)	*Changes in Rates*	*Projected Net Interest Income*	*Change from Base Case*	*% Change from Base Case*
	+ 300 bp	$41,176	$ 8,030	24.23%
	+ 200 bp	$38,486	$ 5,340	16.11%
	+ 100 bp	$35,805	$ 2,659	8.02%
	0 bp	$33,146		
	- 100 bp	$31,294	$(1,852)	(5.59)%
	- 200 bp	$30,872	$(2,274)	(6.86)%
	- 300 bp	$30,451	$(2,695)	(8.13)%

The estimated sensitivity does not necessarily represent a Company forecast and the results may not be indicative of actual changes to the Company's net interest income. These estimates are based upon a number of assumptions including: the nature and timing of interest rate levels including yield curve shape; prepayments on loans and securities; pricing strategies on loans and deposits; replacement of asset and liability cashflows; and other assumptions. While the assumptions used are based on current economic and local market conditions, there is no assurance as to the predictive nature of these conditions including how customer preferences or competitor influences might change.

Consolidated Balance Sheet

(dollars in thousands, except per share data)	December 31, 2004	2003
Assets:		
Cash and cash equivalents	$ 14,842	$ 17,940
Interest bearing deposits in financial institutions	1,825	—
Federal funds sold	9,565	17,925
Investments:		
Held-to-maturity at amortized cost; pledged $2,111 (2004) and $4,809 (2003), estimated fair value of $4,251 (2004) and $7,807 (2003)	4,198	7,687
Available-for-sale, at estimated fair value; pledged $12,750 (2004) and $2,849 (2003)	26,562	15,921
Federal Reserve Bank & Federal Home Loan Bank stock, at cost	3,388	1,999
Loans held for investment	437,932	330,302
Less allowance for loan losses	(7,508)	(5,210)
Net loans held for investment	430,424	325,092
Loans held for sale	101,588	69,120
Premises and equipment, net	6,737	3,653
Other real estate owned and repossessed assets	—	458
Affordable housing investments	2,579	1,489
Accrued interest	2,086	1,587
Other assets	8,737	6,146
Deferred tax asset, net	5,928	3,569
Servicing assets, net	4,011	3,247
Interest-only strips, at fair value	1,749	865
Goodwill and other intangibles	17,387	—
Total assets	$641,606	$476,698
Liabilities and Stockholders' Equity		
Deposits		
Interest bearing	$438,995	$324,466
Non-interest bearing	110,771	68,660
Total deposits	549,766	393,126
Short term borrowing	1,000	25,000
Long term debt	17,640	14,697
Accrued expenses and other liabilities	10,082	6,794
Total liabilities	578,488	439,617
Commitments and Contingencies (Note 15)		
Stockholders' equity		
Common stock, $0.625 par value; authorized 10,000,000 shares, issued and outstanding; 5,162,725 at December 31, 2004 and 4,364,942 at December 31, 2003	3,227	2,728
Additional paid-in capital	38,994	20,907
Accumulated other comprehensive loss, net of taxes of $66 (2004) and $53 (2003)	(73)	(75)
Retained earnings	20,970	13,521
Total stockholders' equity	63,118	37,081
Total liabilities and stockholders' equity	$641,606	$476,698

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

(dollars in thousands, except per share data)	For the Years Ended December 31, 2004	2003	2002
Interest Income:			
Interest on loans	$ 31,383	$ 25,580	$ 23,322
Interest on fed funds sold	240	143	267
Interest on interest bearing deposits in financial institutions	14	5	6
Interest on trading securities	—	181	50
Interest on other investments	994	877	1,170
Total interest income	32,631	26,786	24,815
Interest Expense:			
Deposits	4,586	5,100	7,214
Short term borrowing	116	313	384
Long term debt	962	757	1,097
Total interest expense	5,664	6,170	8,695
Net interest income before provision for loan losses	26,967	20,616	16,120
Provision for loan losses	1,176	1,639	1,561
Net interest income after provision for loan losses	25,791	18,977	14,559
Other Operating Income:			
Net gain on sale of loans	6,683	5,161	4,410
Loan servicing fees, net	829	666	687
Customer service charges	831	735	614
Gain / (loss) on repossessed assets	(143)	61	(42)
Other fee income	1,460	1,068	832
Total other operating income	9,660	7,691	6,501
Other Operating Expenses:			
Salaries and employee benefits	11,421	9,608	8,794
Occupancy	1,818	1,319	1,337
Professional services	3,009	1,074	1,077
Depreciation and amortization	821	799	989
Data processing	765	762	625
Office expenses	710	663	540
Other expenses	3,545	2,952	2,559
Total other operating expenses	22,089	17,177	15,921
Income before income tax provision	13,362	9,491	5,139
Income tax provision	4,996	3,595	2,133
Net income	8,366	5,896	3,006
Other comprehensive income - unrealized gain / (loss) on available for sale securities, net of income taxes of $66 and $53	2	(75)	—
Comprehensive income	$ 8,368	$ 5,821	$ 3,006
Basic earnings per share	$ 1.83	$ 1.51	$ 0.86
Diluted earnings per share	$ 1.71	$ 1.42	$ 0.84
Average shares outstanding for basic earnings per share	4,570,734	3,900,350	3,491,028
Average shares outstanding for diluted earnings per share	4,885,069	4,144,666	3,599,086

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in thousands)	For the years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 8,366	$ 5,896	$ 3,006
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	821	799	989
Provision for loan losses	1,176	1,639	1,561
Net amortization of premiums on investment securities	117	200	113
Amortization of affordable housing investment	215	79	12
Amortization of core deposit intangibles	44	—	—
Loan origination fees and gains on loan sales deferred, net of loan origination costs deferred	130	667	1,829
Gain on sale of loans	(5,711)	(4,811)	(5,106)
Loss on sale of other repossessed assets	143	—	—
Deferred income tax benefit	(849)	(1,811)	(465)
Capitalization of interest - only strips	(1,072)	(535)	(58)
Amortization of interest - only strips	140	69	56
Change in unrealized (gain) loss on interest - only strips	92	81	(124)
Capitalization of servicing asset	(1,044)	(981)	(1,371)
Amortization of servicing asset	441	366	260
Change in valuation allowance for servicing asset	(4)	(15)	(199)
(Gain) loss on trading securities	—	73	(26)
Loss on disposal of premises and equipment	4	—	—
Unrealized (gain) loss on interest rate swap agreement	153	307	(4)
Unrealized hedging (gain) loss on long term debt	(153)	(307)	4
Origination of loans held for sale	(133,230)	(93,259)	(110,249)
Proceeds from sale of loans held for sale	90,309	79,130	115,074
Decrease (increase) in restricted cash	—	1,152	(1,152)
Decrease (increase) in income tax receivable	—	309	(309)
Increase (decrease) in income tax payable	173	146	(403)
Decrease (increase) in accrued interest and other assets	(1,271)	(2,387)	329
Increase in accrued expenses and other liabilities	2,852	647	1,608
Net cash provided by (used in) operating activities	(38,158)	(12,546)	5,375
Cash flows from investing activities:			
Origination of loans held for investment	(287,349)	(227,528)	(198,893)
Proceeds from principal paid on loans held for investment	285,717	188,182	161,733
Net change in interest bearing deposits in financial institutions	(1,825)	99	497
Purchase of trading securities	—	(37,168)	(27,050)
Sale of trading securities	—	53,171	11,000
Purchases of investments held-to-maturity	—	(2,302)	(16,773)
Maturities of investments held-to-maturity	3,469	14,170	5,969
Purchases of available-for-sale investments	(10,039)	(17,291)	—
Maturities of available-for-sale investments	4,370	1,216	—
Purchases of Federal Reserve & Federal Home Loan Bank stocks	(810)	(937)	(1,386)
Sales of Federal Home Loan Bank stock	—	486	903
Cash paid for acquisition of Cuyamaca Bank, N.A.	(9,238)	—	—
Cash obtained from acquisition of Cuyamaca Bank, N.A.	4,805	—	—
Other repossessed assets acquired in foreclosure	(39)	—	—
Proceeds from sale of OREO and repossessed assets	354	810	2,055
Increase in affordable housing investment	(1,305)	—	—
Purchases of premises and equipment	(1,642)	(272)	(2,243)
Net (increase) decrease in fed funds sold	19,025	(8,235)	18,400
Net cash provided by (used in) investing activities	5,493	(35,599)	(45,788)

See accompanying notes to financial statements.

Consolidated Statements of Cash Flows (Cont.)

(dollars in thousands)	2004	2003	2002
	For the years ended December 31,		
Cash flows from financing activities:			
Net increase in deposits:			
Interest bearing	$ 48,827	$11,952	$ 17,438
Non-interest bearing	5,720	17,222	13,180
Proceeds from exercise of stock options	937	619	255
Cash dividends paid	(917)	–	(2)
Issuance of long term debt	–	4,910	–
Proceeds from short term borrowings	–	16,862	10,500
Repayment of short term borrowings	(25,000)	(7,362)	(813)
Proceeds from sale of unallocated ESOP shares	–	–	813
Proceeds from stock offering, net of expenses	–	10,068	–
Net cash provided by financing activities	29,567	54,271	41,371
Net (decrease) increase in cash and cash equivalents	(3,098)	6,126	958
Cash and cash equivalents at beginning of year	17,940	11,814	10,856
Cash and cash equivalents at end of year	$ 14,842	$17,940	$ 11,814
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on time deposits	$ 4,029	$ 5,675	$ 7,579
Interest on other borrowings	1,059	1,049	1,459
Total interest paid	$ 5,088	$ 6,724	$ 9,038
Income Taxes	$ 6,301	$ 4,775	$ 3,300
Supplemental disclosure of non-cash investing activities:			
Loans transferred to repossessed assets	$ 39	$ 724	$ 197
Loans held for investment transferred to held for sale	$ 21,897	$ 6,318	$ 22,853
Assets acquired from Cuyamaca Bank, N.A.	$115,458	$ –	$ –
Liabilities acquired from Cuyamaca Bank, N.A.	$106,299	$ –	$ –
Supplemental disclosure of non-cash financing activities:			
Change in unrealized gain/(loss) on available-for sale securities, net of income tax benefit of $66 and $53 recorded in Other Comprehensive Income	$ 2	$ (75)	$ –

See accompanying notes to financial statements.

Consolidated Statements of Stockholders' Equity

(dollars in thousands) For the Years Ended December 31, 2004, 2003 and 2002	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Unearned ESOP Contribution	Retained Earnings	Total
Balance at January 1, 2002	3,311,490	$ 2,069	$ 9,162	$ —	$(668)	$ 5,938	$ 16,501
Options exercised	63,941	40	215	—	—	—	255
Dividends paid (fractional shares only)	—	—	—	—	—	(2)	(2)
Stock dividend (5% of outstanding)	166,876	105	1,212	—	—	(1,317)	—
Sold unallocated ESOP shares	—	—	145	—	668	—	813
Net income	—	—	—	—	—	3,006	3,006
Balance at December 31, 2002	3,542,307	2,214	10,734	—	—	7,625	20,573
Options exercised	97,635	61	558	—	—	—	619
Unrealized loss on available for sale securities, net of income taxes of $53	—	—	—	(75)	—	—	(75)
Issuance of common stock, net of expenses of $807	725,000	453	9,439	—	—	—	9,892
Tax benefit for options exercised	—	—	176	—	—	—	176
Net income	—	—	—	—	—	5,896	5,896
Balance at December 31, 2003	4,364,942	2,728	20,907	(75)	—	13,521	37,081
Options exercised	118,844	74	863	—	—	—	937
Dividends paid	—	—	—	—	—	(917)	(917)
Unrealized gain on available for sale securities, net of income taxes of $66	—	—	—	2	—	—	2
Issuance of common stock for merger	678,939	425	16,927	—	—	—	17,352
Tax benefit for options exercised	—	—	297	—	—	—	297
Net income	—	—	—	—	—	8,366	8,366
Balance at December 31, 2004	5,162,725	$ 3,227	$38,994	$ (73)	$ —	$20,970	$ 63,118

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For Each of the Three Years in the Period Ended December 31, 2004

1. Summary of Significant Accounting Policies:

Basis of presentation

The consolidated financial statements include the accounts of Community Bancorp Inc. and its wholly owned subsidiaries, Community National Bank, (the "Bank") and Community (CA) Capital Trust I (the "Trust I") and Community (CA) Capital Statutory Trust II ("Trust II"), (collectively the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

Community Bancorp Inc. is a bank holding company, incorporated in the state of Delaware, that was organized for the purpose of acquiring all of the Bank's capital stock through a holding company reorganization (the "Reorganization"), which was consummated on June 25, 1999. The Reorganization was based on a one for one exchange of shares of Bank stock for shares of common stock of Community Bancorp Inc. Such business combination was accounted for at historical cost similar to a pooling of interests.

On October 1, 2004, the Company acquired all of the assets and assumed the liabilities of Cuyamaca Bank, N.A. (OTCBB:CUYA), a commercial bank, with assets of approximately $115.4 million. Cuyamaca's results of operations were included in the Company's results beginning October 1, 2004. The merger was accounted for as a purchase per SFAS No. 141, *Business Combinations.* For informational and comparative purposes, certain tables have been expanded to include a column entitled Cuyamaca, October 1, 2004. This column represents balances acquired from Cuyamaca as of October 1, 2004, including purchase accounting adjustments.

On August 7, 2003 the Company completed a private placement of 725,000 shares of common stock at a price of $15.00 per share to certain "accredited investors" including certain directors and officers of the Company and the Bank and their related interests. The directors, officers and their related interests purchased less than 5% of the total offering. Gross proceeds from the offering were $10.9 million, and offering expenses totaled $807,000, including placement agent fees. Of the $10.1 million net proceeds of the offering, the Company used $1.8 million to repay debt, and $7.5 million of the proceeds were invested as equity capital in the Bank. The remaining net proceeds were retained by the Company as working capital.

Nature of Operations

The Company is headquartered in Escondido, California and operates additional branch offices in Bonsall, El Cajon, Encinitas, Fallbrook, La Mesa, Murietta, Santee, Temecula and Vista, California and additional Small Business Administration ("SBA") loan production offices that originate loans in California, Arizona, Nevada and Oregon. The Company's primary sources of revenue are SBA, construction, and other real estate based loans to individuals and small to middle-market businesses.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("generally accepted accounting principles") and to general practices within the banking industry. The following is a description of the more significant policies.

Investments

Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they may be classified as held-to-maturity. Investment securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity of the related security using the interest method. Securities to be held for indefinite periods of time, but not necessarily to be held-to-maturity or on a long-term basis, are classified as available-for-sale and carried at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of deferred taxes. Realized gains or losses on the sale of securities available-for-sale, if any, are determined using the amortized cost of the specific securities sold. Securities purchased in non-marketable securities are recorded at cost and assessed for impairment on a periodic basis.

Affordable Housing Investments

The Company has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout the state of California. The costs of the investments are being amortized on a level-yield method over the life of the related tax credits. The partnerships must meet the regulatory requirements for affordable housing for a minimum 15-year compliance period to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. The remaining federal tax credits to be utilized over multiple-year periods are $5.4 million as of December 31, 2004. The Company's usage of tax credits approximated $430,000 and $261,000 during the years ended December 31, 2004 and 2003, respectively. Investment amortization amounted to $215,000 and $79,000 for the years ended December 31, 2004 and 2003, respectively.

The Company has an obligation to purchase $3.1 million of additional interests in such affordable housing investments, which are expected to be made in 2005, 2006 and 2007. The balance of the affordable housing investments as of December 31, 2004 and 2003 was $2.6 million and $1.5 million, respectively.

Loans and Loan Fees

Loans held for investment are stated at the principal amount outstanding. Loans held for sale are carried at the lower of cost or market, determined on an aggregate basis, where market is determined based on secondary market quotes.

Interest income on loans is recorded on an accrual basis in accordance with the terms of the respective loan. The accrual of interest on loans is discontinued when, in management's judgment, a reasonable doubt exists as to the collectibility of interest and principal or when the principal and interest due on a loan becomes delinquent for 90 days. When loans are placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Non-accrual loans that become current as to both principal and interest are returned to accrual status.

Non-refundable fees and related direct costs associated with the production of loans are deferred and netted against outstanding loan balances. Net deferred fees and costs are recognized into interest income over the contractual life of the loan using the interest method. The amortization of loan fees is discontinued on non-accrual loans. Other fees on loans are recorded as income when earned.

Loan Sales and Servicing

The Company originates loans to customers under a SBA program that generally provides for SBA guarantees of 50% to 85% of each loan. On loans sold, the Company allocates the carrying value of such loans between the portion sold and the portion retained, based upon estimates of their relative fair value at the time of sale. The difference between the adjusted carrying value and the face amount of the portion retained is amortized to interest income over the life of the related loan using the interest method.

In accordance with FAS No. 140, the Company recognizes a servicing asset or liability at the time a loan is sold and the Company retains the servicing, based on the present value of the estimated future cash flows. The servicing asset is amortized proportionately over the period based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the servicing rights. Projected net servicing income is determined on the basis of the estimated future balance of the underlying loan portfolio which decreases over time from scheduled loan amortization and prepayments. The Company estimates future prepayment rates based on relevant characteristics of the servicing portfolio, such as loan types, original terms to maturity and recent prepayment speeds, as well as current interest rate levels, market forecasts and other economic conditions.

The Company periodically evaluates servicing assets for impairment. For purposes of measuring impairment, the rights are stratified based on original term to maturity. The amount of impairment recognized is the amount by which the servicing asset for a stratum exceeds its fair value. In estimating fair values at December 31, 2004, the Company utilized a weighted average prepayment assumption of approximately 8.53% and a discount rate of 10.00%. In estimating fair values at December 31, 2003, the Company utilized a weighted average prepayment assumption of approximately 7.37% and a discount rate of 10.00%.

Rights to future interest income from serviced loans that exceed contractually specified servicing fees are classified as interest-only strips. The interest-only strips are accounted for as trading securities and recorded at fair value with any unrealized gains or losses recorded in earnings in the period of change of fair value. Unrealized gains or losses on interest-only strips were not material during the years ended December 31, 2004 and 2003. At December 31, 2004, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 8.53% and a discount rate of 10.00%. At December 31, 2003, the fair value of interest-only strips was estimated using a weighted average prepayment assumption of approximately 7.37% and a discount rate of 10.00%.

The principal balances of loans serviced for others were $172.0 million, $145.0 million and $119.6 million at December 31, 2004, 2003 and 2002, respectively.

Repossessed Assets

Repossessed assets acquired through foreclosure or deed-in-lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell through a charge to the allowance for estimated loan losses. Subsequent declines in value are charged to operations. There were no repossessed assets acquired through foreclosure or deed-in-lieu of foreclosure or repossessed assets as of December 31, 2004. At December 31, 2003, the repossessed assets were an aircraft and an automobile. Valuation of the repossessed assets was based on recent appraisals of the underlying collateral.

Allowance for Loan Losses

The Company's allowance for loan losses consists of a specific and general allowance. The specific allowance is further broken down to provide for those impaired loans and the remaining internally classified loans. The impairment allowance is defined as the difference between the recorded value and the fair value of the impaired loans. The general allowance is determined by an assessment of the overall quality of the unclassified portion of the loan portfolio as a whole, and by loan type.

An allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the loan portfolio and other extensions of credit, including off-balance sheet credit extensions. The allowance is based upon a continuing review of the portfolio, past loan loss experience and current economic conditions, which may affect the borrowers' ability to pay, guarantees by government agencies and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Changes in these factors and conditions may cause management's estimate of the allowance to increase or decrease and result in adjustments to the Company's provision for loan losses.

In determining the appropriate level of the allowance for loan losses, management and the Directors' Loan Committee initially identify all classified, restructured or non-performing loans and assesses each loan for impairment, as well as any government guarantees on these loans, which in general do not require an allowance for loan loss. Loans are considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan agreement. If the measure of the impaired loan is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to the reserve for loan losses. The Company measures an impaired loan by using the fair value of the collateral if the loan is collateral-dependent and the present value of the expected future cash flows discounted at the loan's effective interest rate if the loan is not collateral-dependent.

After the specific allowances for loans are allocated, the remaining loans are pooled based on collateral type. A range of potential losses is determined using an eight quarter historical analysis by pool based on the relative carrying value at the time of charge off. In addition, the management and the Directors' Loan Committee establish reserve levels for each pool based upon loan type as well as market conditions for the underlying collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of loans outstanding. All non-specific reserves are allocated to each of these pools.

The reserves for losses on commitments to extend credit are determined based on the historical losses of the underlying collateral of the commitment. The majority of these commitments are on construction loans. Management and the Directors' Loan Committee also establish reserves for each pool based upon loan type as well as market conditions for the underlying real estate or other collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general, there are no reserves established for the government guaranteed portion of commitments to extend credit.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are capitalized and amortized on a straight-line basis over the terms of the leases or the estimated useful lives of the improvements, whichever is less. Buildings are depreciated straight-line over 40 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangibles

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition.The historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangibles are amortized on an accelerated or straight-line basis over the period benefited. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the Goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including Goodwill. If the fair value of the reporting unit exceeds its carrying amount, Goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's Goodwill (as defined in SFAS No. 142, *Goodwill and Other Intangible Assets*) with the carrying amount of that Goodwill. An impairment loss is recorded to the extent that the carrying amount of Goodwill exceeds its implied fair value.

Other intangible assets subject to amortization are evaluated for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2004, goodwill included on the Consolidated Balance Sheet consists of core deposit intangibles that are amortized using an estimated life of 8.5 years.

Derivatives and Hedging Activity

The Company may use derivative financial instruments to manage its exposure arising from changes in interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. The Company follows the guidance from Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS Nos. 137, 138 and 149. Under these standards, the Company records derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains and losses resulting from changes in those fair values are accounted for depending on the use of the derivative and whether or not it qualifies for hedge accounting. The swap cash flows are reported in interest expense. The Company's interest rate swap agreement was classified as a fair value hedge of one of its trust preferred securities; consequently, the changes in the fair value of the interest rate swap recognized in earnings are offset by recognizing changes in the fair value of the hedged trust preferred securities. As the hedging relationship met certain conditions provided for in SFAS No. 133, the Company assumes no ineffectiveness in the hedging relationship.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents, and other potentially dilutive securities outstanding during the period.

Cash and Cash Equivalents

For purposes of the balance sheet and statements of cash flows, cash and cash equivalents include cash and non-interest bearing due from banks.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of the servicing assets and interest-only strips, the valuation of repossessed assets and the valuation of the acquired assets and liabilities of Cuyamaca Bank, N.A. Actual results could differ from those estimates.

Stock Option Plans

The Company accounts for stock options using the intrinsic value method under the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provides proforma net income and proforma earnings per share disclosures for employee stock option grants as if the fair-value-based method, defined in SFAS No. 123, *Accounting for Stock-Based Compensation*, had been applied. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

(dollars in thousands, except per share amounts)	2004	2003	2002
Net income, as reported	$8,366	$5,896	$3,006
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(258)	(172)	(236)
Proforma net income	$8,108	$5,724	$2,770
Basic income per share, as reported	$ 1.83	$ 1.51	$ 0.86
Proforma basic income per share	$ 1.77	$ 1.47	$ 0.79
Diluted income per share, as reported	$ 1.71	$ 1.42	$ 0.84
Proforma diluted income per share	$ 1.66	$ 1.38	$ 0.77

Recent Accounting Developments:

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 by the Company on January 1, 2003 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others*, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others.* FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123*, which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after

December 15, 2002. The Company has not adopted the fair value based method of accounting for stock-based employee compensation.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* and is effective for hedging relationships entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity*, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS No. 150 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2003, the FASB issued FIN No. 46R, *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51. FIN No. 46R requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46R also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements must be adopted no later than the beginning of the first fiscal year or interim period beginning after March 15, 2004. The Company adopted the provision of FIN No. 46R as of December 31, 2003. The adoption of FIN No. 46R did not have a material impact on the Company's financial condition, results of operations or cash flows.

In March 2004, the Emerging Issues Task Force ("EITF") reached consensus on the guidance provided in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1") as applicable to debt and equity securities that are within the scope of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and equity securities that are accounted for using the cost method specified in Accounting Policy Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock." An investment is impaired if the fair value of the investment is less than its cost. EITF 03-1 outlines that an impairment would be considered other-than-temporary unless: a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment, and b) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Although not presumptive, a pattern of selling investments prior to the forecasted recovery of fair value may call into question the investor's intent. The severity and duration of the impairment should also be considered in determining whether the impairment is other-than-temporary. This new guidance for determining whether impairment is other-than-temporary is effective for reporting periods beginning after June 15, 2004. Adoption of this standard may cause the Corporation to recognize impairment losses in the Consolidated Statements of Operations which would not have been recognized under the current guidance or to recognize such losses in earlier periods. Since fluctuations in the fair value for available-for-sale securities are already recorded in Accumulated Other Comprehensive Income (Loss), adoption of this standard is not expected to have a significant impact on stockholders' equity. In September 2004 the FASB staff issued a proposed Board-directed FASB Staff Position, FSP EITF Issue 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1. The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under paragraph 16 of Issue 03-1. The Board also issued FSP EITF Issue 03-1-b, which delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature.

In December 2004, the FASB issued SFAS No. 123(R), *Accounting for Stock-Based Compensation*, which supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which any entity obtains employee services in share-based payment transactions. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. This statement is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company anticipates the adoption of SFAS No. 123(R) effective July 1, 2005.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Merger-related Activity

Pursuant to the Agreement and Plan of Merger, dated June 28, 2004, by and between the Company and Cuyamaca Bank, N.A. (the Merger Agreement), the Company acquired all the assets and assumed the liabilities of Cuyamaca Bank, N.A. Cuyamaca's results of operations were included in the Company's results beginning October 1, 2004.

Under the terms of the Merger Agreement, shareholders of Cuyamaca Bank common stock had the choice to receive cash, shares of Community or a combination up to a maximum of 70% of the total consideration being in Community shares. The transaction was valued at $26.6 million, or $25.56 per share, including the fair value of options outstanding (the exchange ratio for stock consideration was 1.0439 shares of Community common stock for each Cuyamaca share). The total consideration was paid in 678,939 shares of CMBC stock and $7.4 million in cash, in accordance with the provisions of the Merger Agreement. Cuyamaca Bank operated banking offices in the east San Diego County cities of Santee, El Cajon and La Mesa and in the north San Diego County city of Encinitas. All of the banking offices of Cuyamaca are being operated by Community National Bank.

The Merger was accounted for under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the Merger date as summarized below.

(dollars in thousands, except per share data)		
Purchase price		
Cuyamaca Bank, N.A. common stock exchanged	650,387	
Exchange ratio	1.0439	
Total shares of the Company's common stock exchanged	678,939	
Fair value per share of the Company's common stock [1]	$ 25.56	
Total value of the Company's common stock exchanged		$ 17,352
Cash paid for Cuyamaca Bank, N. A common stock		7,445
Direct acquisition costs		1,793
Total purchase price		$26,590
Allocation of the purchase price		
Cuyamaca Bank, N. A. stockholders' equity		$ 9,108
Estimated adjustments to reflect assets aquired and liabilities assumed at fair value:		
Investments		2
Loans		(908)
Premises and equipment		65
Other assets and deferred income tax		732
Deposits		(126)
Other liabilities		286
Estimated fair value of net assets acquired		9,159
Estimated gross goodwill resulting from the Merger[2]		$ 17,431

(1) The value of the shares of common stock exchanged with Cuyamaca Bank, N.A. stockholders was based upon the 20 day average closing price of the Company shares ending on September 24, 2004.

(2) Includes $2.3 million allocated to core deposit intangibles. (See Footnote 7).

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information presents the results of operations of the Company had the Merger taken place at January 1, 2003.

(dollars in thousands, except per share amounts)	2004	2003
Net interest income	$ 31,050	$ 25,847
Other operating income	10,729	8,870
Provision for loan losses	1,552	1,857
Other operating expense	26,387	22,290
Income before income tax provision	13,840	10,570
Income tax provision	5,224	3,974
Net income	$ 8,616	$ 6,596
Earnings per share:		
Basic	$ 1.70	$ 1.44
Fully diluted	$ 1.60	$ 1.37
Average shares outstanding for basic earnings per share	5,080,865	4,579,289
Average shares outstanding for diluted earnings per share	5,395,201	4,823,605

3. *Investments:*

The Company held $1.2 million and $569,000 in Federal Reserve Bank stock as of December 31, 2004 and 2003, respectively. The Company held $2.2 million in Federal Home Loan Bank stock as of December 31, 2004, compared to $1.4 million as of December 31, 2003.

The following table presents the amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities as of December 31, 2004 and 2003. The section entitled Cuyamaca Bank, N.A. at October 1, 2004 represents the investments which were acquired as of October 1, 2004.

(dollars in thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
2004 — Held to Maturity				
US Government agency and other securities	$ —	$ —	$ —	$ —
Agency mortgage-backed securities	3,281	53	(6)	3,328
SBA loan pools	917	6	—	923
Total held to maturity	$ 4,198	$ 59	$ (6)	$ 4,251
Available for sale				
Agency mortgage-backed securities	$26,701	$ 39	$ (178)	$26,562
2003 — Held to Maturity				
US Government agency and other securities	$ 1,501	$ 22	$ —	$ 1,523
Agency mortgage-backed securities	5,213	113	(21)	5,305
SBA loan pools	973	14	(8)	979
Total	$ 7,687	$149	$ (29)	$ 7,807
Available for sale				
Agency mortgage-backed securities	$16,049	$ —	$ (128)	$15,921
Cuyamaca Bank, NA at October 1, 2004				
Available for sale				
Agency mortgage-backed securities	$ 5,066	$ —	$ —	$ 5,066

As of December 31, 2004, the Company had pledged $14.9 million of its agency mortgage-backed securities, classified as available for sale, for public deposits and other purposes (see note 9).

The scheduled maturities of investment securities held-to-maturity as of December 31, 2004 were as follows:

(dollars in thousands) *Year maturing*	*Amortized Cost*	*Estimated Fair Value*	*Weighted Average Interest Yield*
Mortgage-backed securities			
Due greater than one year through five years	$ 221	$ 226	4.77%
Due greater than five years through ten years	1,115	1,148	5.03%
Due greater than ten years	1,945	1,954	4.59%
Subtotal mortgage-backed securities	3,281	3,328	4.75%
SBA pass through securities			
Due greater than ten years	917	923	3.60%
Total	$4,198	$4,251	4.50%

The following table presents the current fair value and the associated unrealized losses only on investments classified as held to maturity and available for sale with unrealized holding losses at December 31, 2004. The table also discloses whether these securities have had unrealized holding losses for less than 12 months, or for 12 months or longer:

(dollars in thousands) Description of Securities	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
Mortgage-backed securities, classified as held to maturity:						
FNMA	$ —	$ —	$859	$ (6)	$ 859	$ (6)
	$ —	$ —	$859	$ (6)	$ 859	$ (6)
Mortgage-backed securities, classified as available for sale:						
FHLMC	$ 8,710	$ (70)	$872	$ (9)	$ 9,582	$ (79)
FNMA	6,903	(99)	—	—	6,903	(99)
	$15,613	$(169)	$872	$ (9)	$16,485	$(178)

As of December 31, 2004, the unrealized holding losses were related to variable rate agency mortgage-backed securities. Such unrealized holding losses are the result of an increase in market interest rates in the second half of 2004 are not the result of credit or principal risk. Based on the nature of the investments and other considerations discussed above, as well as management's intent and ability to hold these securities until the unrealized loss is recovered, management concluded that such unrealized losses were not other than temporary as of December 31, 2004.

4. Loans Held for Investment and Held for Sale and Related Allowance for Loan Losses:

A summary of loans as of December 31 is as follows:

(dollars in thousands)	2004 Loans Held for Sale	2004 Loans Held for Investment	2004 Total Loans	2003 Loans Held for Sale	2003 Loans Held for Investment	2003 Total Loans	Cuyamaca Bank, NA October 1, 2004 Loans Held for Sale	Cuyamaca Bank, NA October 1, 2004 Loans Held for Investment	Cuyamaca Bank, NA October 1, 2004 Total Loans
Construction loans	$ —	$ 75,200	$ 75,200	$ —	$ 66,957	$ 66,957	$ —	$12,177	$ 12,177
Real estate one-to four-family	—	8,690	8,690	—	9,671	9,671	—	4,381	4,381
Real estate commercial	101,385	276,724	378,109	69,148	201,219	270,367	5,502	40,991	46,493
Consumer home equity lines of credit	—	8,027	8,027	—	1,933	1,933	—	5,632	5,632
Other consumer	—	9,473	9,473	—	2,085	2,085	—	8,494	8,494
Commercial	—	35,213	35,213	—	20,590	20,590	—	12,763	12,763
Aircraft	—	28,819	28,819	—	30,368	30,368	—	415	415
Total gross loans	101,385	442,146	543,531	69,148	332,823	401,971	5,502	84,853	90,355
Deferred loan origination costs (fees)	447	(2,052)	(1,605)	181	(781)	(600)	22	(252)	(230)
Discount on unguaranteed portion of SBA loans retained	(244)	(2,162)	(2,406)	(209)	(1,740)	(1,949)	—	(127)	(127)
Allowance for loan losses	—	(7,508)	(7,508)	—	(5,210)	(5,210)	—	(1,156)	(1,156)
Net loans	$101,588	$430,424	$532,012	$69,120	$325,092	$394,212	$5,524	$83,318	$88,842

The Company's lending activities are concentrated primarily in the Riverside and San Diego counties of Southern California. Although the Company seeks to avoid undue concentrations of loans to a single industry based upon a single class of collateral, real estate and real estate associated business areas are among the principal industries in the Company's market area. As a result, the Company's loan and collateral portfolios are, to a significant degree, concentrated in those industries. The Company evaluates each credit on an individual basis and determines collateral requirements accordingly. When real estate is taken as collateral, advances are generally limited to a certain percentage of the appraised value of the collateral at the time the loan is made, depending on the type of loan, the underlying property and other factors.

As of December 31, 2004 and 2003, the Company had commitments to extend credit on construction and other loans of $147.0 million and $100.0 million, respectively.

The maturity distribution of the loan portfolio as of December 31, 2004 is as follows:

(dollars in thousands)	Loans Held for Sale	Loans Held for Investment	Total Loans	Cuyamaca Bank NA October1, 2004
Less than one year	$ 340	$170,384	$170,724	$ 27,139
One to five years	—	119,036	119,036	17,367
After five years	101,045	152,726	253,771	45,849
Total gross loans	$101,385	$442,146	$543,531	$90,355

The interest rate sensitivity of the loan portfolio as of December 31, 2004 is as follows:

(dollars in thousands)	Loans Held for Sale	Loans Held for Investment	Total Loans	Cuyamaca Bank NA October1, 2004
Fixed rate loans	$ 12,607	$ 81,148	$ 93,755	$33,529
Variable rate loans	88,778	360,998	449,776	56,826
Total gross loans	$101,385	$442,146	$543,531	$90,355

As of December 31, 2004 and 2003, the government guaranteed portion of total gross loans was $37.0 million and $30.4 million, respectively. As of December 31, 2004, the loans to one borrower limit was $9.9 million.

A summary of the activity in the allowance for loan losses on loans held for investment, which includes provisions for impaired loans, is as follows:

(dollars in thousands)	2004	2003	2002
Balance at beginning of year	$5,210	$3,945	$2,788
Reserve acquired in merger	1,156	—	—
Provision for loan losses	1,176	1,639	1,561
Losses charged off	(66)	(680)	(531)
Recoveries	32	335	16
Less: Provision for losses on commitments to extend credit	—	(29)	111
Allowance for losses on loans outstanding	$7,508	$5,210	$3,945

The reserves for losses on commitments to extend credit are determined based on the historical losses on the underlying collateral of the commitment. The majority of these commitments are on construction loans. Management and the Directors' Loan Committee also establishes reserves for each pool based upon loan type as well as market conditions for the underlying real estate or other collateral, considering such factors as trends in the real estate market, economic uncertainties and other risks that exist as of each reporting period. In general there are no reserves established for the government guaranteed portion of commitments to extend credit. The reserve for losses on commitments to extend credit, included in accrued expenses and other liabilities, was $203,000 at both December 31, 2004 and 2003.

Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the condition of the various markets in which collateral may be sold may all affect the required level of the allowance for loan losses and the associated provision for loan losses.

Loans with principal balances of $4.0 million ($1.9 million guaranteed by the SBA), $961,000 ($690,000 guaranteed by the SBA), and $2.3 million ($1.6 million guaranteed by the SBA) were on non-accrual status as of December 31, 2004, 2003, and 2002, respectively. Additional interest income of $154,000, $182,000 and $174,000 would have been recorded for the years ended December 31, 2004, 2003, and 2002, respectively, if non-accrual loans had been performing in accordance with their original terms. Interest income of $27,000, $46,000 and $11,000 was recorded on loans subsequently transferred to non-accrual status for the years ended December 31, 2004, 2003, and 2002, respectively.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize estimated losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and the repayment capabilities of the borrowers. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments related to information available to them at the time of their examinations.

The following table presents a breakdown of impaired loans and any impairment allowance related to impaired loans as of December 31, 2004 and 2003:

	2004		*2003*	
(dollars in thousands)	*Impaired Loans*	*Impairment Allowance*	*Impaired Loans*	*Impairment Allowance*
SBA	$2,838	$344	$904	$48
Commercial	1,189	238	—	—
Aircraft	—	—	54	11
Consumer	—	—	3	3
Total impaired loans	$4,027	$582	$961	$62

Based on the Company's evaluation process to determine the level of the allowance for loan losses mentioned previously and as the majority of the Company's non-performing loans are secured, management believes the allowance level to be adequate as of December 31, 2004 to absorb the estimated known and inherent risks identified through its analysis. For the years ended December 31, 2004, 2003, and 2002 interest income of $4,800, $91,000 and $128,000 was recorded on impaired loans on a cash basis, respectively, and the average balance of impaired loans was $4.9 million, $3.9 million and $3.1 million, respectively. There were no loans contractually past due 90 days or more and still accruing as of December 31, 2004 and 2003.

In the normal course of business, the Company has granted loans to certain directors and their affiliates under terms which are consistent with the Company's general lending policies.

The activity for loans outstanding with these directors and their affiliates as of December 31, 2004 and 2003 is as follows:

(dollars in thousands)	*2004*	*2003*
Balance, beginning of year	$4,851	$4,581
Loans granted, including renewals	504	407
Repayments	(185)	(137)
Balance, end of year	$5,170	$4,851

The Company had no additional commitments for loans to affiliates as of December 31, 2004 and 2003.

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2004

5. Sales and Servicing of SBA 7a Loans:

The Company generates revenues from the production of loans with guarantees by the SBA and the sale of guaranteed and unguaranteed portions of those loans in the secondary market. The Company retains the servicing on the sale of SBA 7a loans that creates loan servicing income. At December 31, 2004, 2003 and 2002, the Company serviced for others 590, 308 and 292 SBA 7a loans with an outstanding balance of $162.6 million, $137.0 million and $117.2 million, respectively. The Company sold $81.7 million, $45.6 million and $63.6 million in SBA 7a loans in 2004, 2003 and 2002, resulting in gains of $5.3 million, $4.3 million and $4.1 million, respectively.

The activity for the servicing asset for the years ended December 31, 2004, 2003 and 2002 is summarized as follows:

(dollars in thousands)	*2004*	*2003*	*2002*
Balance at beginning of year	$3,247	$2,617	$ 1,307
Servicing assets aquired in merger	155	—	—
Servicing assets recognized on SBA loans sold	1,046	981	1,371
Amortization	(441)	(366)	(260)
Recovery of valuation reserve	4	15	199
Balance at end of year	$4,011	$3,247	$ 2,617
Fair value of servicing assets	$4,011	$3,247	$ 2,617

The activity for the valuation reserve for the servicing asset for the years ended December 31, 2004, 2003 and 2002 is summarized as follows:

(dollars in thousands)	*2004*	*2003*	*2002*
Balance at beginning of year	$ (35)	$ (50)	$ (249)
Provision for valuation reserve	(11)	(10)	(61)
Recovery of valuation reserve	15	25	260
Balance at end of year	$ (31)	$ (35)	$ (50)

The recovery or provision for market valuation changes is included in loan servicing fees in the consolidated statements of income and comprehensive income. The Company and the industry experienced a significant increase in prepayments during the year ended December 31, 2001, compared to the years ended in 2004, 2003 and 2002, which resulted in a reserve for the servicing asset totaling $249,000. Due to the decrease in SBA loan prepayments during years ended December 31, 2004, 2003 and 2002, the Company recovered $4,000, $15,000 and $199,000, respectively, of the previously reserved amount.

The following table summarizes the estimated aggregate amortization expense for loan servicing rights as of December 31, 2004:

Years Ending December 31: *(dollars in thousands)*	*2004*
2005	$ 472
2006	461
2007	413
2008	368
2009	327
Thereafter	1,970
Total	$ 4,011

6. *Premises and Equipment:*

Premises and equipment as of December 31, 2004 and 2003 are as follows:

(dollars in thousands)	2004	2003	Cuyamaca Bank NA October 1, 2004
Land	$ 812	$ 357	$ 440
Building	1,460	200	1,260
Furniture, fixtures and equipment	7,783	4,993	1,693
Leasehold improvements	2,829	1,955	359
	12,884	7,505	3,752
Accumulated depreciation and amortization	(6,147)	(3,852)	(1,550)
	$ 6,737	$ 3,653	$ 2,202

7. *Goodwill and Other Intangibles*

The gross carrying value and accumulated amortization related to core deposit intangibles at December 31, 2004 are presented below:

	December 31, 2004	
(dollars in thousands)	Gross Carrying Value	Accumulated Amortization
Core deposit intangibles	$ 2,275	$ 44
Total	$ 2,275	$ 44

As a result of the Merger, the Company recorded $2.3 million of core deposit intangibles. As of December 31, 2004, the amortization period for the core deposit intangibles was approximately 8.5 years. Amortization expense on core deposit intangibles was $44,000 for 2004. The Company estimates that amortization expense will be $265,000 for 2005, 2006, 2007, 2008 and 2009.

8. *Deposits and Interest Expense:*

Deposits by major classification as of December 31, 2004 and 2003 are as follows:

(dollars in thousands)	2004	2003	Cuyamaca Bank NA October 1, 2004
Non-interest bearing demand	$110,771	$ 68,660	$ 36,462
Interest bearing demand	61,269	47,190	6,151
Money market savings	98,982	49,024	25,536
Savings	22,109	13,943	6,996
Time deposits $100,000 or more	178,579	138,559	14,976
Time deposits under $100,000	78,056	75,750	11,917
Total	$549,766	$393,126	$102,038

Interest expense on deposits for the years ended December 31, 2004, 2003 and 2002 is comprised of the following:

(dollars in thousands)	2004	2003	2002
Interest bearing demand	$ 81	$ 105	$ 128
Money market savings	571	581	669
Savings	29	60	93
Time deposits, $100,000 or more	2,796	2,717	3,827
Time deposits under $100,000	1,109	1,637	2,497
Total	$ 4,586	$ 5,100	$ 7,214

The following summarizes the scheduled maturity of time deposits as of December 31, 2004:

(dollars in thousands)	
2005	$247,953
2006	8,233
2007	193
2008	217
2009	39
Total	$256,635

(dollars in thousands)	
Three months or less	$ 64,476
Over three months to six months	60,575
Over six months to twelve months	122,902
Over twelve months	8,682
Total	$256,635

9. Other Borrowed Funds:

The Company had the following borrowing facilities as of December 31, 2004 and 2003:

	As of December 31, 2004				As of December 31, 2003	
	Maximum Borrowing	Expiration Date	Month-end Interest Rate	Outstanding Balance	Month-end Interest Rate	Outstanding Balance
Trust Preferred I	$10,000,000	Sep 30, 2030	11.00%	$10,000,000	11.00%	$ 10,000,000
Trust Preferred II	5,000,000	Sep 01, 2033	5.45%	5,000,000	4.12%	5,000,000
Federal Home Loan Bank	68,412,082	Open ended	2.21%	3,790,000	1.08%	25,000,000
Pacific Coast Bankers Bank	10,000,000	Jun 30, 2005	N/A	–	N/A	–
Wells Fargo	5,000,000	Open ended	N/A	–	N/A	–
	$98,412,082			$18,790,000		$40,000,000

As of December 31, 2004 and 2003, the Company had $14.8 million and $14.7 million, respectively, of trust preferred securities, net of the fair market hedge mark to market adjustment of $150,000 and $303,000, respectively, outstanding classified as long term debt. The following is a brief description of each security:

On March 23, 2000, the Company's wholly owned subsidiary, Community (CA) CapitalTrust I, a Delaware business trust, issued $10.0 million of 11.0% Fixed Rate CapitalTrust Pass-through Securities ("TRUPS-RegisteredTrademark"), with a liquidation value of $1,000 per share. The securities have semi-annual interest payments, with principal due at maturity in 2030. TheTrust used the proceeds from the sale of the trust preferred securities to purchase junior subordinated debentures of the Company. The Company received $9.7 million from theTrust upon issuance of the junior subordinated debentures, of which $3.2 million was used to pay off borrowings of the Company, and $5.8 million was contributed to the Bank to increase its capital.The Company entered into an interest rate swap agreement on December 16, 2002 in order to hedge the interest payments on the long term debt (see note 10). At December 31, 2004 the $10.0 million is included in long term debt on the books of the Company. Prior to the issuance of FIN No. 46R, the wholly-owned grantor trusts were considered consolidated subsidiaries of the Company; the $10.0 million of preferred securities as of December 31, 2002 were included in the consolidated balance sheet; under the caption "Trust preferred securities."

On September 17, 2003, the Company's wholly owned subsidiary, Community (CA) Statutory Capital Trust II, a Connecticut business trust, issued $5.0 million of Floating Rate Capital Trust Pass-through Securities, with a liquidation value of $1,000 per share. The securities, which mature in 2033, are callable at par after five years and pay cash distributions at a per annum rate and reset quarterly at the three month LIBOR plus 2.95%. The Trust used the proceeds from the sale of the trust preferred securities to purchase junior subordinated debentures of the Company. The Company received $4.9 million from the Trust upon issuance of the junior subordinated debentures, of which $4.75 million was contributed to the Bank to increase its capital. At December 31, 2004 the $5.0 million is included in long term debt on the books of the Company.

With the adoption of FIN No. 46R, the Company deconsolidated the two grantor trusts. As a result, the junior subordinated debentures issued by the Company to the grantor trusts, totaling $14.8 million and $14.7 million, are reflected in the consolidated balance sheet in the liabilities section at December 31, 2004 and 2003, respectively, under the caption "long term debt." Prior years have been reclassified to conform to the current year presentation.

The Company has obtained a line of credit with a lender which provides up to $2 million through December 28, 2007 bearing interest at the prime rate plus 0.75%, with a floor of 7.50%, as defined in the agreement. The line of credit was obtained to increase capital at the Bank. During 2003, the average balance outstanding on the line was $1.2 million with an average cost of 7.75%. The highest balance outstanding during 2003 was $2.0 million. The line of credit was paid in full in August 2003. There was no additional activity in 2004.

The Company also has an open ended line of credit with the Federal Home Loan Bank of San Francisco (the "FHLB"), which provides up to $68.4 million as of December 31, 2004. Interest rates vary based upon the term of the borrowing at the time of the advance. The line of credit was obtained to maintain liquidity at the Bank. Interest is payable on a monthly basis, and the effective rate at December 31, 2004 was 2.21%. The outstanding balance was $3.8 million as of December 31, 2004, and the average balance of the advances for the year ended December 31, 2004 was $13.0 million. The weighted average interest rate was 1.33% for the year ended December 31, 2004. The line of credit requires that collateral in the form of loans or securities be pledged as security for the loan. As of December 31, 2004, loans with a principal balance of $105.1 million and a mortgage backed security with a principal balance of $4.9 million were pledged to the FHLB as collateral for the line. In addition to the collateral requirement, the Company is required to purchase FHLB stock. The Company had $2.2 million in FHLB stock as of December 31, 2004.

The Company maintains a line of credit with another correspondent bank which provides up to $10.0 million through June 30, 2005 bearing a variable interest rate as established by the lender on a daily basis. The line of credit was obtained to provide additional liquidity on a short term basis to the Bank. Interest is payable on a daily basis, and the principal is callable at any time by the lender. The line was not used in 2004. Under these agreements, there were no borrowings outstanding at December 31, 2004 and maximum outstanding balance during the year ended December 31, 2004 was $0. The line of credit is unsecured.

During 2004, the Company obtained an open ended line of credit with another correspondent bank which provides up to $5.0 million bearing a variable interest rate as established by the lender on a daily basis. The line of credit was obtained to provide additional liquidity on a short term basis to the Bank. Interest is payable on a daily basis, and the principal is callable at any time by the lender. The line was not used in 2004. Under these agreements, there were no borrowings outstanding at December 31, 2004 and maximum outstanding balance during the year ended December 31, 2004 was $0. The line of credit is unsecured.

The following table reflects the contractual maturities of borrowings as of December 31, 2004:

Year Ending December 31,	*(dollars in thousands)*
2005	$ 1,000
2006	1,290
2007	1,250
2008	—
2009	250
Thereafter	14,850
Total	$18,640

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2004

10. Derivatives and Hedging Activity:

In 2002, the Company entered into an interest rate swap agreement to effectively convert the 11% fixed rate interest payments on the $10.0 million long term debt issued by Trust I to variable payments, based upon six-month LIBOR as a goal to reduce (shorten) the duration of the trust preferred securities from over 20 years to six months. The reduction of the duration will more effectively match the repricing characteristics of the Bank's assets. The majority of the Bank's loans are adjustable rate loans tied to the prime index. The interest rate swap agreement was classified as a fair value hedge of the long term debt, and consequently, the unrealized gains and losses resulting from changes in value of the interest rate swap and the hedged trust preferred securities are recorded though income. As the hedging relationship met the conditions provided for in SFAS No. 133, the Company assumes no ineffectiveness in the hedging relationship. At December 31, 2004, the interest rate swap received a fixed rate of 11.0% and paid a variable rate, based upon six-month LIBOR plus spread, of 7.54%, with a notional value of $10.0 million and a fair value, based on broker quoted price, resulting in an unrealized loss of approximately $150,000. The swap will mature in March 2030.

11. Fair Value of Financial Instruments:

Estimated fair values for the Company's financial instruments and a description of the methodologies and assumptions used to determine such amounts follows:

Cash, Cash Equivalents and Interest Bearing Deposits in Financial Institutions: The carrying amount is assumed to be the fair value because of the liquidity of these instruments.

Federal Reserve Bank and Federal Home Loan Bank Stock: The carrying value approximates the fair value because the stock can be redeemed at par.

Investments: Fair values are based on quoted market prices available as of the balance sheet date. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type and further segmented into fixed and adjustable rate interest terms and by credit risk categories. The fair value estimates do not take into consideration the value of the loan portfolio in the event the loans had to be sold outside the parameters of normal operating activities.

The fair value of fixed rate loans and non-performing or adversely classified adjustable rate loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans. The discount rates used are the Bank's current offer rates for comparable instruments with similar terms.

The fair value of performing adjustable rate loans which reprice in one month or less is estimated to be the carrying value. These loans reprice frequently at market rates and the credit risk is not considered to be greater than normal. The fair value of performing adjustable rate loans which reprice in one month or more are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans.

The fair value of loans held for sale is determined based on quoted secondary market quotes.

Interest-only Strips: The fair value of interest-only strips has been determined by discounted cash flow methods, using market discount rates and prepayment factors.

Affordable Housing Investments: The fair value of the affordable housing investments is the original cost of the investments which is being amortized on a level-yield method over the life of the related tax credits.

Deposits: The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and checking accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits with similar remaining maturities.

Borrowings: The fair value of borrowings is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for borrowings with similar remaining maturities and characteristics. Borrowings which mature in less than one year or that have a variable rate of interest are shown at carrying value.

Commitments to Extend Credit and Standby Letters of Credit: The fair value of commitments to extend credit is estimated to be zero since the current competitive financial community does not routinely charge fees for commitments to extend credit. The fair value of standby letters of credit is based on fees currently charged for similar agreements.

Interest Rate Swap: The fair value of the interest rate swap agreement is based on a broker quoted price, which is based on the discounted value of the contractual cash flows, as determined by the current interest rate curve over the contractual period of the swap.

Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on what management believes to be conservative judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair values have been estimated as of December 31, 2004 and 2003, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

The fair values of the Company's financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		*2003*	
(dollars in thousands)	*Carrying Amount*	*Fair Value Estimates*	*Carrying Amount*	*Fair Value Estimates*
Financial Assets:				
Cash and cash equivalents	$ 14,842	$ 14,842	$ 17,940	$ 17,940
Interest bearing deposits in financial institutions	1,825	1,825	—	—
Federal funds sold	9,565	9,565	17,925	17,925
Investments held-to-maturity	4,198	4,251	7,697	7,807
Investments available for sale	26,562	26,562	15,921	15,921
Federal Reserve Bank and Federal Home Loan Bank stock	3,388	3,388	1,999	1,999
Loans held for investment	430,424	430,770	325,092	325,278
Loans held for sale	101,588	105,635	69,120	71,931
Affordable housing investments	2,579	2,579	1,489	1,489
Interest-only strips	1,749	1,749	865	865
Financial Liabilities:				
Deposits	549,766	549,458	393,126	393,025
Short term borrowing	1,000	1,000	25,000	25,000
Long term debt	17,640	17,640	14,697	14,697

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2004

	Notional/Contractual Amount		Notional/Contractual Amount	
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit on new loans	$ 13,904	$ —	$ 37,470	$ —
Commitments to extend credit on construction and other loans	146,958	—	100,014	—
Standby letters of credit	2,117	32	1,512	23
Interest rate swap	10,000*	(150)	10,000*	(303)

* Notional Value

12. Income Taxes:

The components of income tax provision (benefit) for the years ended December 31, 2004, 2003 and 2002 are as follows:

(dollars in thousands)	2004	2003	2002
Current:			
Federal	$ 5,190	$ 4,143	$ 1,898
State	1,723	1,263	700
	6,913	5,406	2,598
Deferred:			
Federal	(1,400)	(1,414)	(325)
State	(517)	(397)	(140)
	(1,917)	(1,811)	(465)
	$ 4,996	$ 3,595	$ 2,133

A reconciliation of the difference between the expected federal statutory income tax provision (benefit) and the actual income tax provision (benefit) for the three years ended December 31, 2004, 2003 and 2002 is shown in the following table:

(dollars in thousands)	2004	2003	2002
Computed "expected" federal income taxes	$ 4,576	$ 3,322	$ 1,799
State income taxes, net of federal income tax benefit	941	563	364
Affordable housing tax credits	(430)	(261)	(4)
Other, net	(91)	(29)	(26)
	$ 4,996	$ 3,595	$ 2,133

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004 and 2003 are as follows:

(dollars in thousands)	*2004*	*2003*
Deferred Tax Assets:		
Loan loss allowance, due to differences in computation of bad debts	$2,825	$2,176
Non-accrual interest recognized as income for taxes but not for books	120	71
Unrealized gains on loans held for sale	1,666	1,407
Accrued compensation expenses	287	275
Loan servicing asset	—	20
Unrealized loss on available for sale securities	66	53
State taxes	562	217
Deferred loan costs	424	—
Deferred rent	104	—
Fair value adjustments on Cuyamaca acquired assets and liabilities	312	—
Other accrued expenses	—	11
	6,366	4,230
Deferred Tax Liabilities:		
Depreciable assets	(307)	(268)
Deferred loan fees	—	(275)
Other liabilities	(131)	(118)
	(438)	(661)
Deferred tax asset, net	$5,928	$3,569

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

As of December 31, 2004 and 2003, income taxes payable totaled approximately $319,000 and $146,000, respectively, and is included in accrued expenses and other liabilities.

13. Dividends:

In November 2002, the Board of Directors declared a 5% stock dividend to shareholders of record on November 15, 2002. There were no stock dividends declared in 2003 or 2004. All share and per share amounts have been restated to reflect retroactively the stock dividends.

On February 26, 2004, the Board of Directors declared a cash dividend of $0.05 per share to stockholders of record on March 15, 2004 payable on or about March 31, 2004. On May 25, 2004, the Board of Directors declared a cash dividend of $0.05 per share to stockholders of record on June 15, 2004 payable on or about June 30, 2004. On September 1, 2004, the Board of Directors declared a cash dividend of $0.05 per share to stockholders of record on September 15, 2004 payable on or about September 30, 2004. On December 1, 2004, the Board of Directors declared a cash dividend of $0.05 per share to stockholders of record on December 15, 2004 payable on December 31, 2004. There were no cash dividends declared in 2003 or 2002.

On February 1, 2005, the Board of Directors declared a cash dividend of $0.10 per share to stockholders of record on March 15, 2005 payable on March 31, 2005.

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2004

14. Stock Option Plans:

In 1985, 1993 and 2003, the Company adopted stock option plans (the "1985 Plan", the "1993 Plan" and the "2003 Plan") (collectively, the "Plans") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees.

The 1985 Plan, which expired in September 1996, authorized grants of options to purchase up to 471,714 shares of common stock after adjustments for stock dividends and stock splits (original authorized number of shares was 42,000) and the 1993 Plan authorizes grants of options to purchase up to 848,727 shares of common stock after adjustments for stock dividends and stock splits (original authorized number of shares was 51,000). Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have 10 year terms and generally vest one-fifth annually over the five years following date of grant, subject to certain restrictions.

As of December 31, 2004, there were no additional shares available for grant under the 1985 Plan. There were no stock options granted under the 1985 Plan during 2004, 2003 or 2002.

At the shareholders' meeting held on May 27, 1998, the shareholders approved an amendment to the 1993 Plan increasing the maximum number of shares under the plan to 848,727 from the 272,760 share maximum then outstanding (after adjusting for the stock dividends).

As of December 31, 2004 there were no shares available for grant under the 1993 Plan. There were no stock options granted under the 1993 Plan during 2004. The per share weighted-average fair values of stock options granted under the 1993 Plan during 2003 and 2002 were $3.32 and $2.79, respectively, on the date of the grant, using a Black-Scholes option pricing model with the following weighted-average assumptions: 2003 – no expected dividend yield, risk-free interest rate of 1.52%, expected life of 5.0 years, and volatility of 41%; 2002 – no expected dividend yield, risk free interest rate of 1.69%, expected life of 5.0 years and a volatility of 41%.

At the shareholders' meeting held on May 28, 2003, the shareholders approved the 2003 Plan, which authorized 125,000 stock options to become available for grant. At the shareholders' special meeting held on September 22, 2004, the shareholders approved an amendment to the 2003 Plan increasing the authorized stock options available for grant from 125,000 to 625,000. As of December 31, 2004 there were 329,054 shares available for grant under the 2003 Plan. The per share weighted-average fair values of stock options granted under the 2003 Plan during 2004 and 2003 were $6.04 and $5.76, respectively, on the date of the grant, using a Black-Scholes option pricing model with the following weighted-average assumptions: 2004 – expected dividend yield of 1.56%, risk-free interest rate of 3.59%, expected life of 5.0 years, and volatility of 46%; 2003 – no expected dividend yield, risk-free interest rate of 1.04%, expected life of 5.0 years, and volatility of 35%.

Stock option activity for the periods indicated is as follows:

	1985 Plan		1993 Plan		2003 Plan	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance — January 1, 2002	1,276	$6.76	691,662	$5.94	—	$ —
Granted	—	—	24,260	7.37	—	—
Exercised	—	—	(65,473)	3.89	—	—
Expired	—	—	(15,717)	5.36	—	—
Balance — December 31, 2002	1,276	6.76	634,732	6.22	—	—
Granted	—	—	10,100	8.83	84,600	18.29
Exercised	(1,276)	6.76	(96,359)	4.51	—	—
Expired	—	—	(10,483)	7.23	—	—
Balance — December 31, 2003	—	—	537,990	6.55	84,600	18.29
Granted	—	—	—	—	220,846	15.54
Exercised	—	—	(69,205)	6.10	(49,639)	10.39
Expired	—	—	(1,453)	7.40	(9,500)	19.22
Balance — December 31, 2004	—	$ —	467,332	$6.61	246,307	$17.38

The following table summarizes information concerning outstanding and exercisable options:

Range of Exercise Prices	Options Outstanding: Number Outstanding at December 31, 2004	Options Outstanding: Average Remaining Contractual Life (years)	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable at December 31, 2004	Options Exercisable: Weighted-Average Exercise Price
$ 4.11 – $ 6.47	176,481	3.95	$ 5.47	165,534	$ 5.50
$ 6.48 – $ 7.23	86,522	4.63	6.74	76,153	6.69
$ 7.35 – $ 7.35	206,024	3.21	7.35	206,024	7.35
$ 7.57 – $ 19.80	187,712	8.17	14.96	125,168	13.71
$23.65 – $ 28.52	56,900	9.74	26.38	—	—
$ 4.11 – $ 28.52	713,639	5.39	10.33	572,879	8.12

Range of Exercise Prices	Options Outstanding: Number Outstanding at December 31, 2003	Options Outstanding: Average Remaining Contractual Life (years)	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable at December 31, 2003	Options Exercisable: Weighted-Average Exercise Price
$ 4.11 – $ 6.07	124,667	4.87	$ 4.84	82,835	$ 4.65
$ 6.10 – $ 6.52	127,091	4.82	6.43	119,725	6.43
$ 6.67 – $ 7.26	45,536	6.48	7.00	24,538	6.94
$ 7.35 – $ 7.35	221,298	4.21	7.35	221,298	7.35
$ 7.57 – $19.80	103,998	9.61	16.41	12,793	11.60
$ 4.11 – $19.80	622,590	5.54	8.15	461,189	6.72

15. Rental Commitments:

As of December 31, 2004 aggregate minimum rental commitments for certain real property under non-cancelable operating leases having an initial or remaining term of more than one year are as follows:

(dollars in thousands)	Gross Rental Commitments	Sub-lease Income	Net Rental Commitments
2005	$ 1,415	$ 66	$1,349
2006	1,413	68	1,345
2007	1,237	29	1,208
2008	1,129	—	1,129
2009	1,038	—	1,038
Thereafter	3,843	—	3,843
Total	$10,075	$163	$9,912

Total rental expense was $1.3 million, $875,000 and $862,000 in 2004, 2003 and 2002, respectively. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

16. Commitments and Contingencies:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations.

Commitments to extend credit amounting to $13.9 million and $37.5 million were outstanding at December 31, 2004 and 2003, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company has undisbursed portions of construction loans totaling $147.0 million and $100.0 million as of December 31, 2004 and 2003, respectively. These commitments are agreements to lend to a customer subject to meeting certain construction progress requirements. The underlying construction loans have fixed expiration dates.

Standby letters of credit and financial guarantees amounting to $2.1 million and $1.5 million were outstanding at December 31, 2004 and 2003, respectively. Standby letters of credit and financial guarantees are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. Most guarantees carry a one year term or less.

The Company generally requires collateral or other security to support financial instruments with credit risk. Management does not anticipate any material loss will result from the outstanding commitments to extend credit, standby letters of credit and financial guarantees.

As of December 31, 2004 and 2003, the Company had non-mandatory commitments to sell loans of $2.1 million and none, respectively.

The Company periodically sells the guaranteed and unguaranteed portions of SBA loans it originates. The Company retains the servicing on such loans. Upon sale in the secondary market, the purchaser of the guaranteed portion of 7a Loans pays a premium to the Company which, generally, is between 6% and 10% of the guaranteed amount. The Company also receives a servicing fee equal to 1% to 2% of the amount sold in the secondary market. In the event that a 7a Loan goes into default within 270 days of its sale, or prepays within 90 days, the Company is required to repurchase the loan and refund the premium to the purchaser. During the three year period ended December 31, 2004, the Company has not repurchased any loans that defaulted within the first 270 days, and has had only 2 loans prepay within the first 90 days. A reserve has not been deemed necessary as the likelihood of a refund is considered remote.

Because of the nature of its activities, the Company is, from time to time, subject to pending and threatened legal actions which arise out of the normal course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has negotiated employment agreements with certain officers. These agreements provide for the payment of base salaries plus incentives based on agreed upon minimum standards of performance. While there is no provision for payment due to termination for cause, the agreements specify payment of the base salary for up to 12 months for termination without cause, and up to 24 months upon a change in control, as defined in the agreements.

The Company entered into salary continuation agreements in 1996 with certain members of its Board of Directors. The agreements provide monthly cash payment to the board members or their beneficiaries in the event of death or disability, beginning in the month after retirement date or upon death, and extending for a minimum period of 3 years, or until death, whichever is greater. The commitments are funded by a life insurance policy owned by the Company, and the present value of the Company's liability under the agreement is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The Company has invested in low income housing projects which provide the Company income tax credits. The investments call for capital contributions up to an amount specified in the partnership agreements. As of December 31, 2004 and 2003, the Company had commitments to contribute capital totaling $3.1 million and $1.4 million, respectively.

17. Employee Benefit Plans:

The Company's employee savings and retirement plan (the "401k Plan") is for the benefit of substantially all employees. Contributions to the 401k Plan by the Company are at the discretion of the Board of Directors and are subject to certain limitations described in the plan. The Company made contributions to the 401k Plan of $208,000, $170,000 and $196,000 in 2004, 2003 and 2002, respectively. Company employees are able to choose Company stock as an investment option. Also, employees have the option of taking the Company contributions to this 401k Plan, if any, in Company stock purchased in the open market rather than in cash.

In July 1997, the Company established the Employee Stock Ownership Plan (the "ESOP") for substantially all employees. The ESOP authorized the Trust to purchase shares of the Company's common stock in the open market or in privately negotiated transactions from time to time. In July 1997, the ESOP entered into a line of credit borrowing agreement in the amount of $1,200,000 with another bank in order to fund the ESOP. The loan was refinanced in March of 2000, returning the available line to the original $1,200,000. During 1998, the ESOP made open market purchases of 24,559 shares at an average cost of $7.36 per share. During 2000, the Company made open market purchases of 60,699 shares at an average cost of $5.28 per share. During 2001, the ESOP made open market purchase of 6,505 shares at an average price of $6.77 per share. There were no purchases of stock by the ESOP during 1999, 2002, 2003 and 2004. All amounts have been adjusted for stock dividends. The line of credit was paid off in February 2002 (see note 9). The Company absorbs the administrative costs of this program, which totaled approximately none, $20,000 and $8,000 in 2004, 2003 and 2002, respectively. No further expenses are expected to be incurred for the ESOP.

On September 30, 2001 and on December 31, 2000, the Board of Directors allocated 23,731 and 29,701, respectively, shares to the ESOP for distribution to the participants (adjusted for stock dividends).

According to the terms of the ESOP, contributions to the ESOP from the Company's net income were determined at the Company's discretion. During 2004, 2003 and 2002, the Company repaid no principal and the interest expense on the outstanding loan totaled none, none and $5,000, respectively.

As of December 31, 2004 and 2003 there was no indebtedness of the ESOP. Dividends paid on ESOP shares are recorded as reductions in retained earnings in the balance sheets. The number of average shares outstanding used in the computation of earnings per share is reduced by the average unallocated ESOP shares.

On September 30, 2001, the Board of Directors terminated the ESOP. Due to the termination of the ESOP, there will be no future contributions to the plan. In February 2002, the Company sold the unallocated shares on the open market for $6.19 per share (adjusted for stock dividends) for total proceeds to the ESOP of $822,000. The ESOP has used these proceeds to pay-off the loan in full. Proceeds in excess of the loan pay-off were allocated to ESOP participants.

18. Restricted Cash Balances:

The Bank is required to maintain reserve balances with the Federal Reserve Bank. Reserve requirements are based on a percentage of deposit liabilities. The reserves held at the Federal Reserve Bank as of December 31, 2004 and 2003 were approximately $7.3 million and $5.0 million, respectively. The Company has no restricted cash as of December 31, 2004 and 2003.

19. Regulatory Matters:

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2003, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table as of December 31, 2004 and 2003.

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
(dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2004						
Total capital (to risk weighted assets)	$65,935	11.19%	$47,120	8.00%	$58,900	10.00%
Tier 1 capital (to risk weighted assets)	58,569	9.94	23,560	4.00	35,340	6.00
Tier 1 capital (to average assets)	58,569	9.30	25,200	4.00	31,500	5.00
As of December 31, 2003						
Total capital (to risk weighted assets)	55,520	13.39	33,170	8.00	41,463	10.00
Tier 1 capital (to risk weighted assets)	50,334	12.14	16,585	4.00	24,878	6.00
Tier 1 capital (to average assets)	50,334	10.90	18,468	4.00	23,085	5.00

Under federal banking law, dividends declared by the Bank in any calendar year may not, without the approval of the OCC, exceed its net income for that year combined with its retained income from the preceding two years. However, the OCC has previously issued a bulletin to all national banks outlining guidelines limiting the circumstances under which national banks may pay dividends even if the banks are otherwise statutorily authorized to pay dividends. The limitations impose a requirement or in some cases suggest that prior approval of the OCC should be obtained before a dividend is paid if a national bank is the subject of administrative action or if the payment could be viewed by the OCC as unsafe or unusual.

The Company's actual capital amounts and ratios are presented in the table as of December 31, 2004 and 2003. There are no prompt corrective action thresholds at the holding company.

	Actual		*For Capital Adequacy Purposes*	
(dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2004				
Total capital (to risk weighted assets)	$67,604	11.47%	$47,158	8.00%
Tier 1 capital (to risk weighted assets)	60,231	10.22	23,579	4.00
Tier 1 capital (to average assets)	60,231	9.48	25,404	4.00
As of December 31, 2003				
Total capital (to risk weighted assets)	57,011	13.77	33,131	8.00
Tier 1 capital (to risk weighted assets)	49,204	11.88	16,966	4.00
Tier 1 capital (to average assets)	49,204	10.67	18,440	4.00

20. Net Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS"):

(dollars in thousands, except per share data)	Income (numerator)	Shares (denominator)	Per Share Amounts
Basic 2004 EPS			
Net income available to common shareholders	$8,366	4,571	$ 1.83
Effect of dilutive stock options	–	314	(0.12)
Diluted 2004 EPS	$8,366	4,885	$ 1.71
Basic 2003 EPS			
Net income available to common shareholders	$5,896	3,900	$ 1.51
Effect of dilutive stock options	–	245	(0.09)
Diluted 2003 EPS	$5,896	4,145	$ 1.42
Basic 2002 EPS			
Net income available to common shareholders	$3,006	3,491	$ 0.86
Effect of dilutive stock options	–	108	(0.02)
Diluted 2002 EPS	$3,006	3,599	$ 0.84

There were no anti-dilutive securities in any of the three years presented.

21. Quarterly Results of Operations (Unaudited):

	Quarters Ended			
(dollars in thousands, except per share data)	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Interest income	$10,193	$ 7,807	$ 7,460	$ 7,171
Interest expense	1,704	1,393	1,269	1,298
Net interest income	8,489	6,414	6,191	5,873
Provision for loan losses	338	325	285	228
Net interest income after provision for loan losses	8,151	6,089	5,906	5,645
Other operating income	2,743	2,533	2,526	1,858
Other operating expenses	6,982	5,336	5,255	4,516
Income before income tax provision	3,912	3,286	3,177	2,987
Income tax provision	1,423	1,256	1,200	1,117
Net income	$ 2,489	$2,030	$1,977	$1,870
Earnings per share:				
Basic	$ 0.49	$ 0.46	$ 0.45	$ 0.43
Fully diluted	$ 0.46	$ 0.43	$ 0.42	$ 0.40

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2004

	Quarters Ended			
(dollars in thousands, except per share data)	*December 31, 2003*	*September 30, 2003*	*June 30, 2003*	*March 31, 2003*
Interest income	$ 7,032	$ 6,703	$ 6,636	$ 6,415
Interest expense	1,318	1,446	1,634	1,772
Net interest income	5,714	5,257	5,002	4,643
Provision for loan losses	444	474	340	381
Net interest income after provision for loan losses	5,270	4,783	4,662	4,262
Other operating income	2,114	2,011	1,784	1,782
Other operating expenses	4,452	4,368	4,225	4,132
Income before income tax provision	2,932	2,426	2,221	1,912
Income tax provision	1,030	919	858	788
Net income	$1,902	$ 1,507	$ 1,363	$ 1,124
Earnings per share:				
Basic	$ 0.44	$ 0.37	$ 0.38	$ 0.32
Fully diluted	$ 0.41	$ 0.35	$ 0.36	$ 0.30

22. Segment Information

The following disclosure about segments of the Company is made in accordance with the requirements of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.* The Company segregates its operations into two primary segments: Banking Division and SBA 7a Division. The Company determines operating results of each segment based on an internal management system that allocates certain expenses to each segment.

(dollars in thousands)	*Banking Division*	*SBA 7a Division*	*Total*
2004			
Interest income	$ 27,344	$ 5,287	$ 32,631
Interest expense	4,543	1,121	5,664
Net interest income	22,801	4,166	26,967
Provision for loan losses	776	400	1,176
Net interest income after provision for loan losses	22,025	3,766	25,791
Other operating income	3,348	6,312	9,660
Other operating expenses	18,482	3,607	22,089
Income before income tax provision	6,891	6,471	13,362
Income tax provision	2,311	2,685	4,996
Net income	$ 4,580	$ 3,786	$ 8,366
Assets employed at year end	$536,152	$105,454	$641,606
2003			
Interest income	$ 22,868	$ 3,918	$ 26,786
Interest expense	5,636	534	6,170
Net interest income	17,232	3,384	20,616
Provision for loan losses	1,185	454	1,639
Net interest income after provision for loan losses	16,047	2,930	18,977
Other operating income	2,709	4,982	7,691
Other operating expenses	14,174	3,003	17,177
Income before income tax provision	4,582	4,909	9,491
Income tax provision	1,582	2,013	3,595
Net income	$ 3,000	$ 2,896	$ 5,896
Assets employed at year end	$402,992	$ 73,706	$476,698

(dollars in thousands)	Banking Division	SBA 7a Division	Total
2002			
Interest income	$ 18,298	$ 6,517	$ 24,815
Interest expense	5,699	2,996	8,695
Net interest income	12,599	3,521	16,120
Provision for loan losses	962	599	1,561
Net interest income after provision for loan losses	11,637	2,922	14,559
Other operating income	1,529	4,972	6,501
Other operating expenses	11,934	3,987	15,921
Income before income tax provision	1,232	3,907	5,139
Income tax provision	508	1,625	2,133
Net income	$ 724	$ 2,282	$ 3,006
Assets employed at year end	$321,772	$93,926	$415,698

23. Parent Company Financial Information

The following presents unconsolidated financial information of the parent company only, Community Bancorp Inc. (Note 1) as of and for the years ended December 31:

Community Bancorp Inc. (Parent company only)

Condensed Balance Sheets

(dollars in thousands)	For the Years Ended December 31, 2004	2003
Assets:		
Cash	$ 875	$ 926
Interest bearing deposits in financial institutions	980	980
Accrued interest and other assets	129	153
Investment in subsidiaries	76,773	51,049
Total Assets	$78,757	$53,108
Liabilities:		
Accounts payable	$ 324	$ 865
Borrowings from subsidiaries	15,315	15,162
Total Liabilities	15,639	16,027
Total Stockholders' Equity	63,118	37,081
Total Liabilities and Stockholders' Equity	$78,757	$53,108

Notes to Consolidated Financial Statements (Cont.)

For Each of the Three Years in the Period Ended December 31, 2004

Community Bancorp Inc. (Parent company only)

Condensed Statements of Income

(dollars in thousands)	For the years ended December 31, 2004	2003	2002
Interest income	$ 52	$ 53	$ 36
Interest expense	(971)	(874)	(1,248)
Other operating income	–	–	6
Other operating expenses	(426)	(514)	(390)
Equity in net income of subsidiaries	9,155	6,678	3,938
Income before income tax provision	7,810	5,343	2,342
Income tax benefit	556	553	664
Net Income	$ 8,366	$ 5,896	$ 3,006

Community Bancorp Inc. (Parent company only)

Condensed Statements of Cash Flows

(dollars in thousands)	For the years ended December 31, 2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$ 8,366	$ 5,896	$ 3,006
Adjustments to reconcile net income to cash used in operating activities:			
Unrealized (gain) loss on interest rate swap agreement	153	303	(4)
Unrealized hedging (gain) loss on long term debt	(153)	(303)	4
Decrease (increase) in accrued interest and other assets	177	(148)	5
Increase (decrease) in accounts payable and other liabilities	(543)	(253)	112
Equity in net income of subsidiaries	(9,155)	(6,678)	(3,938)
Net cash used in operating activities	(1,155)	(1,183)	(815)
Cash Flows from Investing Activities:			
Net change in interest bearing deposits at other financial institutions	–	170	(655)
Capital contributions to subsidiaries	–	(12,405)	(800)
Net cash used in investing activities	–	(12,235)	(1,455)
Cash Flows from Financing Activities:			
Net proceeds from other borrowings	–	5,154	1,000
Repayment of other borrowings	–	(2,000)	(813)
Cash dividends received from subsidiary	8,250	300	900
Proceeds from sale of unallocated ESOP shares	–	–	813
Cash dividends paid	(917)	–	(2)
Cash paid for merger	(7,464)	–	–
Net proceeds from issuance of common stock	–	10,068	–
Exercise of stock options	1,235	619	255
Net cash provided by financing activities	1,104	14,141	2,153
Net (decrease) increase in cash and cash equivalents	(51)	723	(117)
Cash and cash equivalents at beginning of year	926	203	320
Cash and cash equivalents at end of year	$ 875	$ 926	$ 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Community Bancorp Inc.

We have audited the accompanying consolidated balance sheets of Community Bancorp Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Community Bancorp Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Costa Mesa, California
March 11, 2005

Report of Management on Internal Control Over Financial Reporting

The management of Community Bancorp Inc. (the Company) has the responsibility for the preparation, integrity and reliability of the consolidated financial statements and related financial information contained in this annual report. The scope of the assessment excluded the internal control environment of Cuyamaca Bank, N.A., which was acquired as of October 1, 2004, and whose financial statements reflect total assets and revenues constituting 14.3% and 4.3% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. While the acquisition was considered material to the Company, it did not result in a material change in our internal controls over financial reporting. The financial statements were prepared in accordance with generally accepted accounting principles and prevailing practices of the banking industry. Where amounts must be based on estimates and judgments, they represent the best estimates and judgments of management.

Management has established and is responsible for maintaining an adequate internal control structure designed to provide reasonable, but not absolute, assurance as to the integrity and reliability of the financial statements, safeguarding of assets against loss from unauthorized use or disposition and the prevention and detection of fraudulent financial reporting. The internal control structure includes: a financial accounting environment; a comprehensive internal audit function; an independent audit committee of the Board of Directors; and extensive financial and operating policies and procedures. Management also recognizes its responsibility for fostering a strong ethical climate which is supported by a code of conduct, appropriate levels of management authority and responsibility, an effective corporate organizational structure and appropriate selection and training of personnel.

The Board of Directors, primarily through its audit committee, oversees the adequacy of the Company's internal control structure. The audit committee, whose members are neither officers nor employees of the Company, meets periodically with management, internal auditors and internal credit examiners to review the functioning of each and to ensure that each is properly discharging its responsibilities. In addition, Deloitte & Touche LLP, an independent registered public accounting firm, was engaged to audit the Company's financial statements and express an opinion as to the fairness of presentation of such financial statements. Deloitte & Touche LLP was also engaged to audit management's assessment of the Company's internal control over financial reporting. The report of Deloitte & Touche LLP follows this report.

Management recognizes that there are inherent limitations in the effectiveness of any internal control structure. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 based upon the criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon this assessment, management believes that, as of December 31, 2004, the Company maintained effective control over financial reporting.

Michael J Perdue
President &
Chief Executive Officer
March 11, 2005

L. Bruce Mills
Senior Vice President &
Chief Financial Officer
March 11, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Community Bancorp Inc., Escondido, California

We have audited management's assessment, included in this December 31, 2004 Annual Report under the heading "Report of Management on Internal Control Over Financial Reporting", that Community Bancorp Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in the Report of Management on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Cuyamaca Bank, N.A., which was acquired on October 1, 2004 and whose financial statements reflect total assets and revenues constituting 14.3% and 4.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at Cuyamaca Bank, N.A. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 11, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Costa Mesa, California
March 11, 2005

Market for Common Equity and Related Stockholder Matters

Market Information

Our Common stock trades on the NASDAQ National Market under the symbol "CMBC".

The following table presents for each quarterly period during the last two years the high and low closing sale prices of our common stock. Prices do not include retail mark-ups, markdowns or commissions.

	Closing Prices	
Quarter Ended	*Low*	*High*
2004		
March 31	$18.23	$23.77
June 30	$21.25	$25.00
September 30	$23.06	$26.25
December 31	$24.96	$30.00

	Closing Prices	
Quarter Ended	*Low*	*High*
2003		
March 31	$ 7.62	$10.75
June 30	$ 9.21	$15.24
September 30	$14.11	$19.12
December 31	$18.50	$21.00

Holders

As of February 28, 2005, there were 503 stockholders of record of our common stock, and approximately 1,700 beneficial stockholders, including the stockholders of record. At such date, our directors and executive officers owned approximately 15.46% of our outstanding shares. There are no other classes of common equity outstanding.

Dividends

We are a legal entity separate and distinct from the Bank. Our stockholders are entitled to receive dividends when and as declared by our Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the Delaware General Corporation Law (the "Corporation Law"). The Corporation Law provides that a corporation may dividend out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that the payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets). Additionally, the agreements relating to our trust preferred securities prevent us from paying cash dividends in the event we elect to defer interest payments on the trust preferred securities pursuant to such agreements.

On February 1, 2005, the Board of Directors declared a cash dividend of $0.10 per share to stockholders of record on March 15, 2005 payable on March 31, 2005. We paid a cash dividend of $0.05 per common share each quarter of 2004. From 1998 until March 2004, we had paid no cash dividends. We have paid a 5% stock dividend in each of the years from 1998 through 2002.

Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board of Directors after consideration of various factors. Our and the Bank's profitability and regulatory capital ratios in addition to other financial conditions will be key factors considered by our Board of Directors in making such determinations regarding the payment of dividends.

Corporate Information

Community Bancorp Inc. Board of Directors

Gary W. Deems
Chairman of the Board
Retired Bank Executive

Corey A. Seale
Vice Chairman
Administrator, Moreno Valley Community Hospital and Menifee Valley Medical Center

Mark N. Baker
President
Baker Enterprises

G. Bruce Dunn
President
Mission Pools of Escondido

Granger Haugh
President, Cliniqa, Inc.

Robert H. S. Kirkpatrick
President and COO
CataList Home's Inc.

Philip D. Oberhansley
Partner, Cannon Parks & Oberhansley, A Professional Law Corporation

Thomas A. Page
Retired
President and CEO
San Diego Gas & Electric

Michael J. Perdue
President
Chief Executive Officer

Thomas E. Swanson
Retired CEO
Community National Bank

M. Faye Wilson
Principal
Wilson Boyles and Company

Gary M. Youmans
Executive Vice President
SBA Division

Executive Management

Michael J. Perdue
President
Chief Executive Officer

Donald W. Murray
Executive Vice President
Chief Credit Officer

Richard M. Sanborn
Executive Vice President
Chief Administrative Officer

Gary M. Youmans
Executive Vice President
SBA Division

L. Bruce Mills
Senior Vice President
Chief Financial Officer
Corporate Secretary

Department Managers

Jordan M. Blanchard
Senior Vice President
SBA 504 Lending Manager

Michael J. Cooney
Senior Vice President
Senior Credit Administrator

Michael P. Foley
Senior Vice President
Regional Lending Manager

Elaine T. Hetrick
Senior Vice President
Risk Management
Compliance Manager

L. Eugene May
Senior Vice President
Corporate Commercial Lending Manager

Patricia M. Rosa
Senior Vice President
Human Resources Director

Richard Visser
Senior Vice President
Regional Lending Manager

Angelic M. Hudelson
First Vice President
Information Systems Manager

Diane Murico
First Vice President
Marketing Manager

Darlene J. Trammel
First Vice President
Operations Administrator

Retail Banking Offices

Bonsall
5256 South Mission Road
Suite 1001
Bonsall, CA 92003
(760) 639-2000

El Cajon
368 Broadway
El Cajon, CA 92021
(619) 593-3950

Encinitas
372 North El Camino Real
Encinitas, CA 92024
(760) 634-5959

Escondido
900 Canterbury Place
Suite 100
Escondido, CA 92025
(760) 432-1350

Fallbrook
130 West Fallbrook Street
Fallbrook, CA 92028
(760) 731-4500

La Mesa
8002 La Mesa Boulevard
La Mesa, CA 91941
(619) 466-9700

Murrieta
41381 Kalmia Street
Murrieta, CA 92562
(951) 894-3300

Santee
9955 Mission Gorge Road
Santee, CA 92071
(619) 562-6400

Temecula
27541 Ynez Road
Temecula, CA 92591
(951) 587-5200

Vista
1690 South Melrose Drive
Vista, CA 92081
(760) 597-4930

Independent Auditors

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, CA 92626-9978

Transfer Agent

U. S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 92104
(818) 502-1404

Corporate Counsel

Reitner, Stuart & Moore
1319 Marsh Street
San Luis Obispo, CA 93401

Market Makers

Hoefer & Arnett
353 Sacramento St., Tenth Floor
San Francisco, CA 94111
(800) 346-5544

Howe Barnes Investments, Inc.
222 S. Riverside Plaza
Chicago, IL 60606
(312) 655-3000

Keefe, Bruyette & Woods, Inc.
787 Seventh Avenue, Fourth Floor
New York, NY 10019
(800) 221-3246

Knight Equity Markets, L.P.
525 Washington Boulevard
Jersey City, NJ 07310
(201) 222-9400

Sandler O'Neill
919 Third Avenue, Sixth Floor
New York, NY 10022
(212) 466-7780

UBS Capital Markets, L.P.
111 Pavonia Avenue
Jersey City, NJ 07310
(201) 963-9100

Wedbush Morgan Securities
1000 Wilshire Boulevard
Los Angeles, CA 90017
(213) 688-8000

Corporate Headquarters

900 Canterbury Place, Suite 300
Escondido, CA 92025
(760) 432-1100
www.comnb.com
NASDAQ: CMBC

COMMUNITY BANCORP INC.

00 Canterbury Place, Suite 300
scondido, CA 92025
30) 432-1100
ww.comnb.com

ASDAQ: CMBC